As Filed with the Securities and Exchange Commission on ________________

                           Registration No. 333-41031

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUST
                            REGISTERED ON FORM N-8B-2

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II
                              (Exact name of trust)

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                               (Name of depositor)
                             6610 West Broad Street
                            Richmond, Virginia 23230
          (Complete address of depositor's principal executive offices)


Name and complete address of agent for service:                   Copy to:

J. Neil McMurdie, Esq.
The Life Insurance Company of Virginia                            Stephen E. Roth, Esq.
6610 West Broad Street                                            Sutherland, Asbill & Brennan, L.L.P.
Richmond, Virginia 23230                                          1275 Pennsylvania Avenue, N.W.
                                                                  Washington, DC  20004-2404

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement

Securities Being Offered: Flexible Premium Variable Life Insurance Policies

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                     THE LIFE INSURANCE COMPANY OF VIRGINIA

                Cross Reference to Items Required by form N-8B-2

N-8B-2 ITEM                  CAPTION IN PROSPECTUS
1                            Cover Page
2                            Cover Page
3                            Not applicable
4                            Sale of the Policies
5                            Separate Account II
6                            Separate Account II
7                            Not applicable
8                            Separate Account II
9                            Litigation
10                           Summary and Diagram of the Policy; Premiums;
                             Allocation Options; Death Benefits; Other
                             Policy Benefits and Provisions; Surrender Benefits;
                             Loan Benefits; Separate Account
                             II; Voting of Fund Shares
11                           Separate Account II; Allocation Options
12                           Separate Account II; Allocation Options
13                           Charges and Deductions
14                           Premiums
15                           Premiums; Allocation Options
16                           Allocation Options
17                           Premiums; Surrender Benefits; Loan Benefits;
                             Requesting Payments and Telephone
                             Transactions
18                           Separate Account II; Allocation Options; Other
                             Policy Benefits and Provisions
19                           Reports to Policy Owners
20                           Separate Account II
21                           Loan Benefits
22                           Not applicable
23                           Life of Virginia
24                           Not applicable
25                           Life of Virginia
26                           Charges and Deductions
27                           Life of Virginia
28                           Life of Virginia
29                           Life of Virginia
30                           Not applicable
31                           Not applicable
32                           Not applicable
33                           Not applicable
34                           Not applicable
35                           Life of Virginia
36                           Not applicable


N-8B-2 ITEM                  CAPTION IN PROSPECTUS
37                           Not applicable
38                           Sale of the Policies
39                           Sale of the Policies
40                           Not Applicable
41                           Sale of the Policies
42                           Not applicable
43                           Not applicable
44                           How Your Policy Account Values Vary
45                           Not applicable
46                           How Your Policy Account Values Vary
47                           Allocation Options
48                           Life of Virginia; Separate Account II; Allocation
                             Options
49                           Not applicable
50                           Separate Account II; Allocation Options
51                           Premiums; Allocation Options; Charges and
                             Deductions; Surrender Benefits
52                           Separate Account II; Allocation Options; Other
                             Policy Benefits and Provisions
53                           Tax Considerations
54                           Not applicable
55                           Hypothetical Illustrations
56                           Not applicable
57                           Not applicable
58                           Not applicable
59                           Financial Statements

                                     PART I

                         PROSPECTUS DATED _____________
                 Flexible Premium Variable Life Insurance Policy

                               Form 1250 CR 10/97

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     The Life Insurance Company of Virginia
                             6610 West Broad Street
                            Richmond, Virginia 23230
                            Telephone (800) 352-9910


         This prospectus describes a flexible premium variable life insurance policy offered by The Life Insurance Company of Virginia. The Policy is designed to provide life insurance protection on the Insured named in the Policy and at the same time provide flexibility to vary the amount and timing of premiums and to change the amount of death benefit payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy.

         You may allocate Net Premiums and Account Value to one or more Investment Subdivisions of the Life of Virginia Separate Account II, within certain limits. Each Investment Subdivision invests solely in a corresponding portfolio of the available Funds. Currently, there are nine Funds available under the Policy: the Janus Aspen Series, the Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Variable Insurance Products Fund III, the GE Investments Funds, Inc., the Oppenheimer Variable Account Funds, the Federated Insurance Series, The Alger American Fund, and the PBHG Insurance Series Fund, Inc.

         You can elect one of two Death Benefit Options under the Policy. Under Option A, the Life Insurance Proceeds will equal the greater of (1) the Specified Amount plus the Policy's Account Value, or (2) the Account Value multiplied by the applicable corridor percentage. Under Option B, the Life Insurance Proceeds will equal the greater of (1) the Specified Amount, or (2) the Account Value multiplied by the applicable corridor percentage. Under both options, the Specified Amount and Account Value are determined on the date of the Insured's death. We guarantee that the Life Insurance Proceeds will never be less than the Specified Amount so long as the Policy is in force.

         The Policy provides for a Surrender Value. Because this value is based on the performance of the Funds, to the extent of allocations to Separate Account II, there is no guaranteed Surrender Value or guaranteed minimum Surrender Value. On any given day, the Surrender Value could be more or less than the premiums paid. If the Surrender Value is insufficient to cover the charges due under the Policy, the Policy will lapse without value. However, the Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount.

         The  Policy  also  provides  for  Policy  loans  and  permits   partial
surrenders within limits. In addition, you can elect dollar-cost averaging or portfolio rebalancing programs.

   THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN
                       CONJUNCTION WITH THIS PROSPECTUS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 INTERESTS IN THE POLICIES AND FUNDS ARE NOT DEPOSITS WITH, OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK OR BANK AFFILIATE, AND ARE NOT INSURED BY THE
           FEDERALDEPOSIT  INSURANCE  CORPORATION  (FDIC),  THE FEDERAL  RESERVE
                  BOARD OR ANY OTHER GOVERNMENT AGENCY.


                                TABLE OF CONTENTS

                                                   Page                                                      Page
SUMMARY AND DIAGRAM OF                              5       HYPOTHETICAL ILLUSTRATIONS                       28
     THE POLICY                                             REQUESTING PAYMENTS AND                          40
     Fund Charges                                   8           TELEPHONE TRANSACTIONS
DEFINITIONS                                        10           Requesting Payments                          40
PREMIUMS                                           12           Telephone Transactions                       40
     Applying for a Policy                         12       OTHER POLICY BENEFITS AND                        40
     Free Look Right to Cancel                     12           PROVISIONS
     Premiums                                      12           Exchange Privilege                           40
     Periodic Premium Plan                         12           Optional Payment Plans                       40
     Premium to Prevent Lapse                      13           Other Policy Provisions                      41
     Minimum Premium Payment                       13           Owner                                        42
     Death Benefit Guarantee                       13           Beneficiary                                  42
     Crediting Premium to the Policy               13           Reinstatement                                42
ALLOCATION OPTIONS                                 14           Trustee                                      42
     Net Premium Allocations                       14           Other Changes                                42
     Investment Subdivisions                       14           Reports                                      42
     Transfers                                     19           Change of Owner                              42
     Dollar-Cost Averaging                         19           Supplemental Benefits                        43
     Portfolio Rebalancing                         19           Using the Policy as Collateral               43
     Powers of Attorney                            20           Reinsurance                                  43
CHARGES AND DEDUCTIONS                             20       LIFE OF VIRGINIA                                 43
     Premium Charge                                20           The Life Insurance Company of Virginia       43
     Mortality and Expense Risk                    20           State Regulation                             43
         Charge                                                 Executive Officers and Directors             43
     Monthly Deduction                             20           Separate Account II                          44
     Surrender Charge                              20           Changes to Separate Account II               45
     Cost of Insurance                             21           Voting of Fund Shares                        45
     Other Charges                                 22       TAX CONSIDERATIONS                               46
     Reduction of Charges for Group Sales          22           Tax Status of the Policy                     46
HOW YOUR ACCOUNT VALUE VARIES                      22           Tax Treatment of Policy Proceeds             47
     Account Value                                 22           Tax Treatment of Policy Loans                48
     Surrender Value                               23             and Other Distributions
     Investment Subdivision Values                 23           Taxation of Life of Virginia                 48
DEATH BENEFITS                                     23           Income Tax Withholding                       49
     Amount of Death Benefit Payable               23           Other Considerations                         49
     Death Benefit Options                         23       LEGAL DEVELOPMENTS -                             49
     Changing the Death Benefit Option             24           REGARDING EMPLOYMENT
       Accelerated Benefit Rider                   24           RELATED BENEFIT PLANS
     Effect of Partial Surrenders on               25       ADDITIONAL INFORMATION                           49
       Life Insurance Proceeds                                  Sale of Policies                             49
     Change in Existing Coverage                   25           Other Information                            50
     Changing the Beneficiary                      26           Litigation                                   50
LOAN BENEFITS                                      26           Legal Matters                                50
     Interest                                      26           Experts                                      50
     Repayment of Policy Debt                      26           Change in Auditors                           50
     Effect of Policy Loan                         26           Financial Statements                         51
SURRENDER BENEFITS                                 27
     Full Surrender                                27
     Partial Surrender                             27



This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those representations contained in this prospectus and the Fund prospectuses and Statements of Additional Information.

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no Policy Debt. Definitions of certain terms used in this prospectus may be found by referring to the DEFINITIONS section immediately following the diagram.

        Purpose of the Policy. The Policy is designed to provide insurance benefits with a long-term investment element. The Policy should be considered in conjunction with your other insurance. It may not be advantageous to replace existing insurance with the Policy.

        Comparison with Universal Life Insurance. The Policy is similar in many ways to universal life insurance. As with universal life insurance: the Owner pays premiums for insurance coverage on the Insured; the Policy provides for the accumulation of Surrender Value that is payable if the Policy is surrendered during the Insured's lifetime; and the Surrender Value may be substantially lower than the premiums paid. However, the Policy differs from universal life insurance in that the Surrender Value may decrease if the investment performance of the Investment Subdivisions to which Account Value is allocated is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will lapse without value after a grace period. See "Premium to Prevent Lapse."

     Tax Considerations. We intend for the Policy to satisfy the definition of a life insurance contract under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." We will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see the "TAX CONSIDERATIONS" section below.

     Free Look Right to Cancel. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive the sum of all charges deducted from premiums paid plus Net Premiums adjusted by investment gains and losses or, if required by state law, a full refund of all premiums paid. See "Free Look Right to Cancel" and "Net Premium Allocations."

     Other Policies. We offer other variable life insurance policies which also invest in the same portfolios of the Funds. These Policies may have different charges that could affect the value of the Investment Subdivisions and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 352-9910.

     Inquiries. If you have any questions, you may write or call our Home Office at 6610 West Broad Street, Richmond, Virginia 23230, (800) 352-9910.

                                DIAGRAM OF POLICY
-----------------------------------------------------------------------------
                                    PREMIUMS
  - You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary the frequency and amount, within limits, and can skip planned premiums. See "Periodic Premium Plan."
  - Premium amounts depend on the Insured's Age, sex (where applicable), risk class, Specified Amount selected, and any supplemental benefit riders. See "Premiums."
  - Unscheduled premium payments may be made, within limits. See "Premiums." Under certain circumstances, extra premiums may be required to prevent lapse. See "Premium to Prevent Lapse."
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                             DEDUCTION FROM PREMIUMS
  - Currently, a 8% premium charge (10% maximum) is deducted from each premium before allocation to an Investment Subdivision resulting in a Net Premium A premium charge will not be assessed against the policy loan portion of a premium received from the rollover of a life insurance policy.
     See "Premium Charge."

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                           ALLOCATION OF NET PREMIUMS

  - You direct the allocation of Net Premiums among up to seven of the Investment Subdivisions of Separate Account II. For states that require the refund of premiums during the free look period, we will allocate Net Premiums to the Money Market Investment Subdivision for 15 days, then to your designated Investment Subdivisions. See "Net Premium Allocations" for rules and limits.
  - The Investment Subdivisions invest in corresponding portfolios of the following Funds:

        Janus Aspen Series                         GE Investments Funds, Inc. (Continued)
           Growth Portfolio                            Total Return Fund
           Aggressive Growth Portfolio                 International Equity Fund
           International Growth Portfolio              Real Estate Securities Fund
           Worldwide Growth Portfolio                  Global Income Fund
           Balanced Portfolio                          Value Equity Fund
           Flexible Income Portfolio                   Income Fund
           Capital Appreciation Portfolio          Oppenheimer Variable Account Funds
        Variable Insurance Products Fund               Oppenheimer Bond Fund
           Equity-Income Portfolio                     Oppenheimer Capital Appreciation Fund
           Overseas Portfolio                          Oppenheimer Growth Fund
           Growth Portfolio                            Oppenheimer High Income Fund
           Variable Insurance Products Fund II         Oppenheimer Multiple Strategies Fund
           Asset Manager Portfolio                 Federated Insurance Series
           Contrafund Portfolio                        Federated American Leaders Fund II
        Variable Insurance Products Fund III           Federated Utility Fund II
           Growth & Income Portfolio                   Federated High Income Bond Fund II
           Growth Opportunities Portfolio          The Alger American Fund
        GE Investments Funds, Inc.                     Alger American Growth Portfolio
           S&P 500 Index Fund                          Alger American Small Capitalization Portfolio
           Money Market Fund                       PBHG Insurance Series Fund, Inc.
                            PBHG Growth II Portfolio
                                                       PBHG Large Cap Growth Portfolio

See "Investment Subdivisions Options."

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              DEDUCTION FROM ASSETS

   - Management fees and other expenses are deducted from the assets of each Fund. See "Fund Charges."
   - A daily mortality and expense risk charge at a current effective annual rate of 0.70% (maximum effective annual rate of 0.70%) is deducted from assets in the Investment Subdivisions. See "Mortality and Expense Risk Charge."
   - A monthly deduction is made each month from the Account Value for (1) the cost of insurance, (2) a current monthly policy charge of $15 in the first Policy Year ($15 per month maximum in the first Policy Year) and $6 per month thereafter ($12 per month maximum after the first Policy Year), and (3) supplemental benefit charges. The monthly deduction will also include the increase charge for the first month following an increase in the Specified Amount. See "Monthly Deduction."
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                  ACCOUNT VALUE

   - Account Value is the total amount under the Policy in each Investment Subdivision and the General Account. See "Account Value" and "Investment Subdivision Account Value."
   - Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Life Insurance Proceeds. Account Value varies from day to day to reflect investment experience of the Investment Subdivisions, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders.) See "HOW YOUR ACCOUNT VALUE VARIES."
   - Account Value can be transferred among the Investment Subdivisions. A $10 transfer processing fee applies to each transfer made after the first transfer in a Policy Month. See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.
   - There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction. See "Premium to Prevent Lapse."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  CASH BENEFITS

   - Policy loans are available for amounts up to 90% of Account Value less any Surrender Charges, less any Policy Debt. See "LOAN BENEFITS" for discussion of interest on Policy loans and additional rules and limits. See also "TAX CONSIDERATIONS."
   - Partial surrenders are available under the Policy. The minimum partial surrender amount is $500, and a fee equal to the lesser of $25 or 2% of the amount of the partial surrender will apply to each Partial Surrender. See "Partial Surrender" for rules and limits.
   - The Policy can be surrendered at any time for its Surrender Value (Account Value minus Policy Debt and minus any applicable surrender charge).
      A surrender charge will apply during the first 15 Policy Years. See "Full Surrender" and "Surrender Charge."
   -  A variety of payment options are available. See "Requesting Payments."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 DEATH BENEFITS

   -  The minimum Specified Amount available is $100,000.
   - A death benefit is available under one of two options: Option A (greater of Specified Amount plus Account Value, or a specified percentage of Account Value); or Option B (greater of Specified Amount, or a specified percentage of Account Value). See "DEATH BENEFITS."
   - A death benefit is payable as a lump sum or under a variety of payment options.
   - The Specified Amount and the Death Benefit Option may be changed See "Change in Existing Coverage" and "Changing the Death Benefit Option" for rules and limits.
   - During the Continuation Period, the death benefit guarantee keeps the Policy in force regardless of the sufficiency of Surrender Value so long as Net Total Premium is at least equal to the Continuation Amount. See "Death Benefit Guarantee."
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

         Fund Charges. The fees and expenses for each of the Funds (as a percentage of net assets) for the most recent fiscal year are set forth in the following table. For more information on these fees and expenses, see the prospectuses for the Funds which accompany this prospectus.



                                                      Management
                                                          Fees
                                                       (after fee           Other Expenses
                                                       waiver as        (after reimbursement-         Total Annual
    Fund                                               applicable)           as applicable)              Expenses

Janus Aspen Series:
   Growth Portfolio                                      0.65%                  0.04%                     0.69%
   Aggressive Growth Portfolio                           0.72%                  0.04%                     0.76%
   Worldwide Growth Presentation                         0.66%                  0.14%                     0.80%
   International Growth Portfolio                        0.05%                  1.21%                     1.26%
   Balanced Portfolio                                    0.79%                  0.15%                     0.94%
   Flexible Income Portfolio                             0.65%                  0.19%                     0.84%
   Capital Appreciation Portfolio *                      0.75%                  0.30%                     1.05%
Variable Insurance Products Fund:
   Equity-Income Portfolio                               0.51%                  0.07%                     0.58%
   Overseas Portfolio                                    0.76%                  0.17%                     0.93%
   Growth Portfolio                                      0.61%                  0.08%                         0.69%
Variable Insurance Products Fund II:
   Asset Manager Portfolio                               0.64%                  0.10%                     0.74%
   Contrafund Portfolio                                  0.61%                  0.13%                     0.74%
Variable Insurance Products Fund III:
   Growth & Income Portfolio                             0.50%                  0.20%                     0.70%
   Growth Opportunities Portfolio                        0.61%                  0.16%                     0.77%
GE Investments Funds, Inc.:
   S&P 500 Index Fund                                    0.35%                  0.13%                     0.48%
   Money Market Fund                                     0.10%                  0.05%                     0.15%
   Total Return Fund                                     0.50%                  0.10%                     0.60%
   International Equity Fund                             1.00%                  0.50%                     1.50%
   Real Estate Securities Fund                           0.85%                  0.22%                     1.07%
   Global Income Fund *                                  0.60%                  0.30%                     0.90%
   Value Equity Fund *                                   0.65%                  0.26%                     0.91%
   Income Fund*                                          0.50%                  0.13%                     0.63%
Oppenheimer Variable Account Funds:
   Oppenheimer Bond Fund                                 0.74%                  0.04%                     0.78%
   Oppenheimer Capital Appreciation Fund                 0.72%                  0.03%                     0.75%
   Oppenheimer Growth Fund                               0.75%                  0.04%                     0.79%
   Oppenheimer High Income Fund                          0.75%                  0.06%                     0.81%
   Oppenheimer Multiple Strategies Fund                  0.73%                  0.04%                     0.77%
Federated Insurance Series:
   Federated Utility Fund II                             0.24%                  0.61%                     0.85%
   Federated High Income Bond Fund II                    0.01%                  0.79%                     0.80%
   Federated American Leader Fund II                     0.53%                  0.32%                     0.85%
The Alger American Fund:
   Alger American Growth Portfolio                       0.75%                  0.04%                     0.79%
   Alger American Small Capitalization Portfolio         0.85%                  0.03%                     0.88%
PBHG Insurance Series Fund, Inc.:
   PBHG Growth II Portfolio *                            0.85%                  0.30%                     1.15%
   PBHG Large Cap Growth Portfolio *                     0.72%                  0.38%                     1.10%

*The Global Income Fund, Value Equity Fund and Income Fund of the GE Investments Funds, Inc., the Capital Appreciation Portfolio of the Janus Aspen Series, and the Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc. had not yet commenced operations as of December 31, 1996. Therefore, the fees and expenses for these portfolios are estimates.

  The purpose of this table is to assist the Owner in understanding the various costs and expenses that an Owner will bear, directly and indirectly. Except as noted below, the Table reflects charges and expenses of Separate Account II as well as the underlying Funds for the most recent fiscal year. For more information on the charges described in this table, see Charges and Deductions and the Prospectuses for the underlying Funds which accompany this Prospectus.

  The expense information regarding the Funds was provided by those Funds. The Janus Aspen Series, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Oppenheimer Variable Account Funds, Federated Insurance Series, The Alger American Fund, and PBHG Insurance Series Fund, Inc. and their investment advisers are not affiliated with Life of Virginia. While Life of Virginia has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Life of Virginia has not independently verified such information. The annual expenses listed for the Funds are net of certain reimbursements by the Funds' investment advisers, as described below. Life of Virginia cannot guarantee that the reimbursements will continue.

  Absent certain reimbursements that are reflected in the table, the total annual expenses of the portfolios of the Janus Aspen Series during 1996 would have been .83% for Growth Portfolio, .83% for Aggressive Growth Portfolio, 0.91% for Worldwide Growth Portfolio, 2.21% for International Growth Portfolio, and 1.07% for Balanced Portfolio. The Other Expenses listed for the Capital Appreciation Portfolio of Janus Aspen Series are estimates provided by the Fund because the portfolio had not yet commenced operations as of December 31, 1996. The total expenses absent fee waivers are estimated to be 1.30%.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund during 1996 would have been 0.56% for VIP Equity-Income Portfolio, 0.92% for VIP Overseas Portfolio and 0.67% for VIP Growth Portfolio.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund II during 1996 would have been 0.73% for VIP Asset Manager Portfolio and 0.71% for VIP Contrafund Portfolio.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund III during 1996 would have been 0.77% for VIP Growth Opportunities Portfolio.

  GE Investment Management Incorporated currently serves as investment adviser to GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.). Prior to May 1, 1997, Aon Advisors, Inc. served as investment adviser to this Fund and had agreed to reimburse the Fund for certain expenses of each of the Fund's portfolios. Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of GE Investments Funds, Inc. during 1996 would have been 0.48% for S&P 500 Index Fund, 0.55% for Money Market Fund, 0.60% for Total Return Fund, 1.56% for International Equity Fund, and 1.07% for Real Estate Securities Fund,. The Other Expenses for the Global Income Fund, the Value Equity Fund and the Income Fund are estimates by the Fund since these portfolios were recently organized and have no operating history, and actual expenses may be greater or less than those shown.

  Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of the Federated Insurance Series during 1996 would have been 1.36% for Federated Utility Fund II, 1.39% for Federated High Income Bond Fund II, and 1.07% for Federated American Leaders Fund II.

  The Other Expenses listed for the Growth II Portfolio and Large Cap Growth Portfolio of PBHG Insurance Series Fund, Inc. are estimates provided by the Fund because the portfolios were recently organized and have a brief operating history. Actual expenses may be greater or less than those shown.

DEFINITIONS

Account Value - Account Value is the total amount under the Policy in each Investment Subdivision and the General Account.

Age - The age on the Insured's birthday nearest the Policy Date or a Policy Anniversary.

Attained Age - The Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Beneficiary - The person or entity designated by you to receive the death benefit payable at the death of the Insured.

Continuation Amount - A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period - The number of Policy years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force. The Continuation Period varies by issue Age as follows: 25 years for Ages 0 - 45; 20 years for Ages 46 - 55; 15 years for Ages 56 - 70; and 10 years for Ages 71 and older.

Eligible Proceeds - Total Proceeds subject to a maximum of $250,000 from all our policies or certificates covering the Insured.

Fund - Any open-end management investment company, or unit investment trust, in which Separate Account II invests. General Account - Assets of Life of Virginia other than those allocated to Separate Account II or any of our other separate accounts.

Home Office - Life of Virginia's offices at 6610 West Broad Street, Richmond, Virginia 23230, 1-804-281-6000.

Insured - The person upon whose life the Policy is issued.

Investment Subdivision - A subdivision of Separate Account II, the assets of which are invested exclusively in a corresponding Fund.

Life Insurance Proceeds - The amount payable upon the death of the Insured. The Life Insurance Proceeds will be reduced by outstanding Policy Debt and past due charges, if any, to determine the death benefit payable under the Policy.

Life of Virginia - The Life Insurance Company of Virginia. "We," "us," or "our" refers to Life of Virginia.

Monthly Anniversary Day - The same day in each month as the Policy Date.

Net Premium - The portion of each premium paid allocated to one or more Investment Subdivision, and used in determining the Account Value.

Net Premium Factor - The factor used in determining the Net Premium which represents a deduction from each premium paid.

Net Total Premium - On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

         (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and (b) is the Net Premium Factor.

Optional Payment Plan - A plan under which Life Insurance Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner - The Owner of the Policy. "You" or "your" refers to the Owner. Contingent Owners may also be named.

Planned Periodic Premium - A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy - The Policy with any attached application(s), and any riders and endorsements.

Policy Date - The date as of which the Policy is issued and as of which it becomes effective. Policy Years and Anniversaries are measured from the Policy Date.

Policy Debt - The amount of outstanding loans plus accrued interest.

Policy Month - A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

Separate Account II - The segregated asset account of Life of Virginia to which Net Premiums are allocated.

Specified Amount - An amount used in determining the insurance coverage on an insured life.

Surrender Value - The amount payable to you upon surrender of the Policy.

Total Proceeds - Life Insurance Proceeds plus any additional term insurance on a terminally ill Insured added to the Policy by rider, not including the Children's Insurance Rider. Total proceeds will not include any proceeds payable under the Accidental Death Benefit Rider or any proceeds payable under the Policy or any additional term insurance rider on the Insured that would expire within 24 months of the date we receive proof of terminal illness. No adjustment to the Total Proceeds will be made for any Policy Debt, but adjustments will be made for any misstatement of age or sex of a terminally ill Insured.

Unit Value - Unit of measure used to calculate the Account Value for each Investment Subdivision.

Valuation Day - For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Investment Subdivision's corresponding Fund does not value its shares.

Valuation Period - The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

PREMIUMS

         Applying for a Policy. To purchase a Policy, you must complete an application and submit it to us at our Home Office at 6610 West Broad Street, Richmond, VA 23230. You also must pay an initial premium of a sufficient amount. See "Premiums," below. Your initial premium can be submitted with your application or at a later date. Coverage becomes effective as of the Policy Date.

         Generally, we will issue a Policy covering an Insured up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may, in our sole discretion, issue a Policy covering an Insured over Age 85. We reserve the right not to accept an application for any lawful reason.

         Free Look Right to Cancel. During your "free-look" period, you may cancel your Policy and receive a refund of all charges deducted from premiums paid, plus the Net Premiums allocated to Separate Account II adjusted for investment gains and losses. Some states require the refund of all premiums paid. Generally, the free look period expires 10 days after you receive your Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to us or to our authorized agent. Immediately after mailing or delivery, the Policy will be deemed void from the beginning.

         Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, sex (where appropriate) and risk class of the proposed Insured, the desired Specified Amount, any supplemental benefits, and investment performance of the Investment Subdivisions. After the initial premium is paid, unscheduled premium payments may be paid in any amount and at any time. We reserve the right, however, to limit the number and amount of any unscheduled premium payment. Additionally, total premiums paid may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium, or portion thereof, that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium along with any interest accrued thereon. In addition, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract under the Code. See "TAX CONSIDERATIONS."

         Periodic Premium Plan. When you apply for a Policy, you select a periodic premium payment plan. You may choose to send premiums directly to us either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments to be paid via automatic deduction from your bank account or a similar account acceptable to us. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned or skip a planned premium payment entirely. You can change the amount of planned premiums and payment arrangements, or switch between frequencies, whenever you want by providing satisfactory written or telephone instructions to our Home Office, which will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See "Change in Existing Coverage."

         Premium to Prevent Lapse. Failure to make a planned premium payment will not automatically cause a Policy to lapse. Generally, a Policy will lapse if the Surrender Value is not sufficient to cover the monthly deduction when due. However, a Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount. See "Monthly Deduction." If additional premium is necessary to prevent a Policy from lapsing, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required premium payment.

         Your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the required premium is paid, the death benefit will still be payable to the Beneficiary, although the amount of the Life Insurance Proceeds will be reduced by the amount of premium that would have been required to keep the Policy in force. See "DEATH BENEFITS -- Amount of Death Benefit Payable." If the required premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable. But see "Death Benefit Guarantee" and "Reinstatement" for a mention of your reinstatement rights.

         A grace period also may begin if Policy Debt on any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charges. See "Effect of Policy Loan" for details.

         Minimum Premium Payment. Generally, the minimum amount of premium we will accept in connection with a periodic premium payment plan is $20 ($15 for payments made via automatic deduction from your bank or similar account). Notwithstanding payment of this minimum amount, a Policy may lapse. See "Premium to Prevent Lapse." For purposes of the minimum premium payment requirements, any payment is deemed a planned periodic premium if it is received within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. All other premium payments will be deemed unscheduled premium payments.

         Death Benefit Guarantee. On any Monthly Anniversary Day during the Continuation Period, so long as the Net Total Premium is at least equal to the Continuation Amount for your Policy, the Policy will remain in force, regardless of the sufficiency of Surrender Value to cover the monthly deduction. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force. See "Premium to Prevent Lapse."

         An increase in Specified Amount will increase the Continuation Amounts. Any termination and subsequent reinstatement of the Policy will reduce the Continuation Amounts. Notwithstanding termination and reinstatement, the Continuation Period will be as though the Policy had been in effect continuously from its original Policy Date. See "Reinstatement."

         Crediting Premium to the Policy. Your initial premium payment will be credited to the Policy on the Policy Date. Any subsequent premium payment (see "Net Premium Allocations," below) will be credited to the Policy on the Valuation Day it is received at our Home Office.

ALLOCATION OPTIONS

         Net Premium Allocations. When you apply for a Policy, you specify the percentage of Net Premium to be allocated to each Investment Subdivision. You may not allocate your Net Premiums and Account Value to more than seven Investment Subdivisions at any given time. You can change the allocation percentages at any time by sending satisfactory written instructions to our Home Office. The change will apply to all premiums received with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number of at least 1%.

         In general, during the free look period Net Premiums will be allocated to the Investment Subdivisions based on the Net Premium allocation percentages specified in the application. However, for states requiring the refund of premiums during the free look period, all Net Premiums will be allocated to the Investment Subdivision investing in the Money Market Fund of GE Investments Funds. Fifteen days following this allocation, the Account Value is transferred to the Investment Subdivisions based on the Net Premium allocation percentages selected by you. See "How Your Policy Account Values Vary."

         Investment Subdivisions. Separate Account II currently invests in nine series-type mutual funds. Each of the Funds currently available under the Policy is registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). There are currently thirty-four Investment Subdivisions available under the Policy. Each Investment Subdivision invests exclusively in a designated investment portfolio of one of the Funds. The assets of each portfolio are separate from other portfolios of that Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the investment performance of one portfolio has no effect on the investment of any other portfolio. The Funds may, in the future, activate additional portfolios.

         Before choosing the Investment Subdivisions to allocate your Net Premium and Account Value, carefully read the individual prospectuses for the Funds, along with this prospectus. The investment objectives of each of the portfolios are summarized below. There is no assurance that these objectives will be met.

         Janus Aspen Series. The Janus Aspen Series has seven portfolios that are currently available under the Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio and Capital Appreciation Portfolio.

         Growth Portfolio has the investment objective of long-term capital growth in a manner consistent with the preservation of capital. The Growth Portfolio is a diversified portfolio that pursues its objectives by investing in common stocks of companies of any size. Generally, this Portfolio emphasizes larger, more established issuers.

         Aggressive Growth Portfolio has the investment objective of long-term growth of capital. The Aggressive Growth Portfolio is a non-diversified portfolio that will seek to achieve its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies.

         Worldwide Growth Portfolio has the investment objective of long-term growth of capital in a manner consistent with the preservation of capital. The Worldwide Growth Portfolio will seek to achieve its objective by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes. The Portfolio normally invests in issuers from at least five different countries including the United States.

         International Growth Portfolio has the investment objective of long-term growth of capital. The International Growth Portfolio will seek to achieve its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

         Balanced Portfolio has the investment objective of long-term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

         Flexible Income Portfolio has the investment objective of seeking to obtain maximum total return, consistent with preservation of capital. Total return is expected to result from a combination of income and capital appreciation. The Portfolio pursues its objectives primarily by investing in any type of income-producing securities. This Portfolio may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Janus Aspen Series, which should be read carefully before investing.

         Capital Appreciation Portfolio is a nondiversified portfolio that has the investment objective of seeking long-term growth of capital. It pursues its objective by investing primarily in common stocks of issuers of any size.

         Janus  Capital   Corporation   serves  as  investment  adviser  to  the
portfolios of Janus Aspen Series.

         Variable  Insurance  Products Fund.  Variable  Insurance  Products Fund
has three portfolios that are  currently  available   under  the  Policy:   VIP
Equity-Income Portfolio, VIP Overseas Portfolio, and VIP Growth Portfolio.

         VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the portfolio will also consider the potential for capital appreciation. The portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

         VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

         VIP Growth Portfolio seeks to achieve capital appreciation. The portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund.

         Variable Insurance Products Fund II. Variable Insurance Products Fund II has two portfolios that are currently available under the Policy: VIP Asset Manager Portfolio and VIP Contrafund Portfolio.

         VIP Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

         VIP Contrafund Portfolio seeks capital appreciation by investing mainly in equity securities of companies believed to be undervalued or out-of favor.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund II.

         Variable Insurance Products Fund III. Variable Insurance Products Fund III has two portfolios that are currently available under the Policy: VIP Growth & Income Portfolio and VIP Growth Opportunities Portfolio.

         VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities.

         VIP Growth Opportunities Portfolio seeks capital growth by investing primarily in common stock and securities convertible to common stock.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund III.

         GE Investments Funds, Inc. GE Investments Funds, Inc. ("GE Investments Funds") has eight portfolios that are currently available under the Policy: S&P 500 Index Fund, Money Market Fund, Total Return Fund, International Equity Fund, Real Estate Securities Fund, Global Income Fund, Value Equity Fund and Income Fund are available to Owners through Separate Account II.

         S&P 500 Index Fund1 has the investment objective of providing capital appreciation and accumulation of income that corresponds to the investment return of the Standard & Poor's 500 Composite Stock Price Index, through investment in common stocks traded on the New York Stock Exchange, the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

         Money Market Fund has the investment objective of providing the highest level of current income as is consistent with high liquidity and safety of principal by investing in high quality money market securities.

         Total Return Fund has the investment objective of providing the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk by investing in common stocks, bonds and money market instruments, the proportion of each being continuously determined by the investment adviser.

         International Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve its objective by investing primarily in equity and equity-related securities of companies that are organized outside of the U.S. or whose securities are principally traded outside of the U.S.

         Real Estate Securities Fund has the investment objective of providin maximum total return through current income and capital appreciation. The portfolio seeks to achieve its objective by investing primarily in securities of U.S. issuers that are principally engaged in or related to the real estate industry including those that own significant real estate assets. The portfolio will not invest directly in real estate.
------------------
         1"Standard  &  Poor's,"   "S&P,"  and  "S&P  500"  are   trademarks  of
McGraw-Hill Companies, Inc. and have been licensed for use by GE Investment Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.

         Global Income Fund has the investment objectives of high total return, emphasizing current income and, to a lesser extent, capital appreciation. The portfolio seeks to achieve these objectives by investing primarily in foreign and domestic income-bearing debt securities and other foreign and domestic income-bearing instruments.

         Value Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve this objective by investing primarily in common stock and other equity securities that are undervalued by the market and offer above-average capital appreciation potential.

         Income Fund has the investment objective of providing maximum income consistent with prudent investment management and preservation of capital by investing primarily in income-bearing debt securities and other income bearing instruments.

         GE Investment Management, Inc. serves as investment adviser to GE Investments Funds.

         Oppenheimer Variable Account Funds. Oppenheimer Variable Account Funds has five portfolios that are currently available under the Policy: Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, Oppenheimer High Income Fund, and Oppenheimer Multiple Strategies Fund.

         Oppenheimer Bond Fund primarily seeks a high level of current income from investment in high yield fixed income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, it seeks capital growth when consistent with its primary objective.

         Oppenheimer   Capital   Appreciation  Fund  seeks  to  achieve  capital
appreciation by investing in `growth-type' companies.

         Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

         Oppenheimer High Income Fund seeks a high level of current income from investment in high yield fixed income securities, including unrated securities or high risk securities in the lower rating categories. These securities may be considered to be speculative. This fund may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Oppenheimer Variable Account Funds, which should be read carefully before investing.

         Oppenheimer Multiple Strategies Fund seeks a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

         Oppenheimer Funds, Inc. serves as investment adviser to Oppenheimer Variable Account Funds.

         Federated Insurance Series. The Federated Insurance Series has three portfolios that are currently available under the Policy: Federated Utility Fund II, Federated High Income Bond Fund II and Federated American Leaders Fund II.

         Federated Utility Fund II has the investment objective of high current income and moderate capital appreciation. The Federated Utility Fund II will seek to achieve its objective by investing primarily in equity and debt securities of utility companies.

         Federated High Income Bond Fund II has the investment objective of high current income. The Federated High Income Bond Fund II will seek to achieve its investment objective by investing primarily in a diversified portfolio of professionally managed fixed-income securities. The fixed-income securities in which the Fund intends to invest are lower-rated corporate debt obligations, commonly referred to as "junk" bonds. The risks of these securities are described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

         Federated American Leaders Fund II has the primary investment objective of long-term growth of capital, and a secondary objective of providing income. The Federated American Leaders Fund II will seek to achieve its objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue chip" companies.

         Federated Advisers serves as investment adviser to the Federated Insurance Series.

         The Alger American Fund. The Alger American Fund has two portfolios that are currently available under the Policy: Alger American Growth Portfolio and Alger American Small Capitalization Portfolio.

         Alger American Growth Portfolio has the investment objective of long-term capital appreciation. Except during temporary defensive periods, this portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater.

         Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

         Fred Alger Management, Inc. serves as the investment manager to The Alger American Fund.

         PBHG Insurance Series Fund, Inc.   PBHG Insurance Series Fund, Inc
("PBHG Insurance Series Fund") has two portfolios that are currently available under the Policy: Growth II Portfolio and Large Cap Growth Portfolio.

         PBHG Growth II Portfolio seeks long-term capital appreciation by investing in equity securities of small and medium sized companies (market capitalization of up to $4 billion) which have an outlook for strong earnings growth and significant capital appreciation.

         PBHG Large Cap Growth Portfolio seeks long-term capital appreciation by investing primarily in equity securities of larger capitalization companies (market capitalization of greater than $1 billion) which have an outlook for strong growth in earnings and potential for capital appreciation.

         Pilgrim Baxter & Associates serves as investment adviser to the PBHG Insurance Series Fund.

         Transfers.   You  may  transfer  Account  Value  among  the  Investment
Subdivisions at any time after the end of the free look period. Transfer requests may be made in writing or in any other form acceptable to us. A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Home Office.

         We may defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments." Currently, there is no limit on the number of transfers among the Investment Subdivisions, but we reserve the right to limit the number of transfers to twelve each calendar year. However, there is a $10 transfer charge for each transfer after the first transfer in any calendar month. The transfer charge is taken from the amount transferred. For purposes of assessing this fee, each transfer request is considered one transfer, regardless of the number of Investment Subdivisions affected by the transfer. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

         Dollar-Cost Averaging. The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Investment Subdivision investing in the Money Market Fund of GE Investments Funds to any combination of other Investment Subdivisions. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

         You may participate in the dollar-cost averaging program by selecting the program on the application, completing a dollar-cost averaging agreement, or calling our Home Office. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Investment Subdivision with each transfer. Any amount allocated or transferred must also conform to the minimum percentage requirements for Net Premium allocations. See "Net Premium Allocations." Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Subdivision from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program will not count toward the free transfer permitted each calendar month nor any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue offering or to modify the dollar-cost averaging program at any time and for any reason.

         Portfolio Rebalancing. Once your money has been allocated among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages and be at least 1% per allocation. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss.

         Powers of Attorney. As a general rule and as a convenience to you, we allow the use of powers of attorney whereby you give a third party the right to effect transfers on your behalf. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the Policies, and this position is shared by the managements of those Funds.

         Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties holding multiple powers of attorney, we may not honor such powers of attorney and have instituted or will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

CHARGES AND DEDUCTIONS

         The following charges are deducted. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations below. The charges are for the services and benefits provided, costs and expenses incurred, and risks assumed by us under or in connection with the Policies. The services and benefits provided include: the cash and death benefits provided by the Policy; investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs; administration of various elective options under the Policy; and the distribution of various reports to Owners. The costs and expenses incurred include: those associated with underwriting applications, increases in Specified Amount, and riders; various overhead and other expenses associated with providing the services and benefits provided by the Policy; sales and marketing expenses; and other costs of doing business, such as federal, state and local premium and other taxes and fees. The risks assumed include the risks that insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

        Premium Charge. We currently deduct an 8% charge (10% maximum) from each premium before allocating the resulting Net Premium to the Investment Subdivisions. A premium charge will not be assessed against the policy loan portion of a premium received from the rollover of a life insurance policy.

     Mortality and Expense Risk Charge. We currently deduct a daily charge from assets in the Investment Subdivisions attributable to the Policies at an effective annual rate of 0.70% of net assets. This charge is guaranteed not to exceed an effective annual rate of 0.70% of net assets. This charge is factored into the net investment factor. See "How Your Account Values Vary."

         Monthly Deduction. We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of (1) the cost of insurance charge discussed below, (2) a current monthly policy charge of $15 in the first Policy Year ($15 per month maximum in the first Policy Year) and $6 per month thereafter ($12 per month maximum after the first Policy Year), and (3) any charges for additional benefits added by riders to the Policy (see "Supplemental Benefits"). If an increase in Specified Amount becomes effective, there will be a one-time charge (per increase) of $1.50 per $1,000 of increase included in the monthly deduction (it can not exceed $300 per increase). See "Change in Existing Coverage."

         Surrender Charge. If the Policy is fully surrendered during the surrender charge period, we will deduct a surrender charge. The surrender charge is calculated bymultiplying a factor times the lowest Specified Amount in effect prior to the surrender, divided by 1000. The Factor depends on the issue age, sex (where applicable), and risk class to the Insured. The surrender charge remains level for the first five Policy Years and then decreases each Policy month to zero over the next 10 Policy Years or at Age 95, whichever is earlier. The surrender charge will be deducted before the Surrender Value is paid.

        Decreases in the Specified Amount to less than the lowest Specified Amount that had previously been in effect (other than as a result of partial surrenders or changes in Death Benefit Options), will also incur a surrender charge. The amount of surrender charge will be the charge for a full surrender multiplied by the ratio of (a) to (b), where:

         (a) is the lowest Specified Amount that was in effect prior to the current decrease, minus the Specified Amount after the current decrease; and

         (b)   is the lowest  Specified  Amount that was in effect  prior to the
               current  decrease.   (See  Partial   Surrenders  under  SURRENDER
               BENEFITS.)

         Surrender charges are disclosed on the data pages to the policy. Upon request, we will furnish you with an illustration showing the surrender charges applicable to your Policy.

         A surrender charge is not imposed in connection with a partial surrenders. (See "Partial Surrenders" under "SURRENDER BENEFITS".)

         Cost of Insurance. The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. It is calculated separately for the Specified Amount at issue and for any increase in the Specified Amount. The cost of insurance is calculated on each Monthly Anniversary Day and is based on the net amount at risk. The net amount at risk is calculated by dividing the Life Insurance Proceeds by 1.0032737, and then subtracting the Account Value. To determine the cost of insurance for a particular Policy Month, we divide the net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Option B is in effect, and the Specified Amount has increased, the Account Value is first considered part of the initial Specified Amount. If the Account Value is more than the initial Specified Amount, it will be considered part of the increased Specified Amounts resulting from increases in the order of the increases.

         The monthly cost of insurance rate is based on the Insured's sex (where appropriate), Age at issue, policy duration and risk class. The risk class (and, therefore, the cost of insurance rates) will be determined separately for the initial Specified Amount and for any increase in the Specified Amount requiring evidence of insurability. The maximum cost of insurance rates allowable under the Policies are based on the Commissioners' 1980 Standard Ordinary Mortality Table. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and are determined by us according to our expectation of future experience with respect to mortality, expenses, persistency, and taxes. The rates may be changed from time to time at our sole discretion, but will never be more than the rates shown in the Table of Guaranteed Maximum Insurance Rates contained in the Policies. A change in rates will apply to all persons of the same Age, sex (where appropriate), and risk class and whose Policies have been in effect for the same length of time.

         The monthly cost of insurance rate generally increases as the Insured's Age increases. Therefore, the older the Insured, the higher the investment experience necessary to achieve the same impact on Life Insurance Proceeds and Account Value. See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.

         Other Charges. If you request a projection of illustrative future life insurance under the Policy and Policy values, we reserve the right to charge a maximum fee of $25 for the cost of preparing the projection. See also "Transfers," for a discussion of the transfer charge, and "Partial Surrenders," for a discussion of the partial surrender processing fee.

         Reduction of Charges for Group Sales. Charges and/or deductions may be reduced for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. The entitlement to such a reduction in charges or deductions will be determined by us based on the following factors:

           1. The size of the group. Generally, the sales expenses for each individual owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

           2. The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

           3. The purpose for which the policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

           4. The nature of the group for which the Policies are being purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced.

           5. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

         If, after consideration of the foregoing factors, we determine that a group purchase would result in reduced sales expenses, such a group may be entitled to a reduction in charges and/or deductions. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by Separate Account II.

HOW YOUR ACCOUNT VALUE VARIES

         Account Value. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the Account Value in each Investment Subdivision and the Account Value held in the General Account to secure Policy Debt. See "Loan Benefits." The Account Value is determined first on the Policy Date and thereafter on each Valuation Day. The Account Value will vary to reflect the performance of the Investment Subdivisions to which amounts have been allocated and Policy Debt, charges, transfers, partial surrenders, Policy loan interest, and Policy loan repayments. It may be more or less than premiums paid.

         Surrender Value. The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that would be deducted if the Policy were surrendered that day and any Policy Debt.

         Investment Subdivision Values. On any Valuation Day, the value of an Investment Subdivision is equal to the number of Investment Subdivision units credited to the Policy multiplied by the Unit Value for that day. When allocations are made to an Investment Subdivision, either by Net Premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a Policy loan, your Policy is credited with units in that Investment Subdivision. The number of units is determined by dividing the amount allocated, transferred or repaid to the Investment Subdivision by the Investment Subdivision's Unit Value for the Valuation Day when the allocation, transfer or repayment is effected. The number of units credited to a Policy will decrease whenever the allocated portion of the monthly deduction is taken from the Investment Subdivision, a Policy loan is taken from the Investment Subdivision, an amount is transferred from the Investment Subdivision, a partial surrender is taken from the Investment Subdivision, or the Policy is surrendered.

         Unit Values. An Investment Subdivision's Unit Value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The unit value for each Investment
Subdivision was arbitrarily set at $10 when the Investment Subdivision was established. For each Valuation Period after the date of establishment, the Unit Value is determined by multiplying the value of a unit for an Investment Subdivision for the prior Valuation Period by the net investment factor for the Investment Subdivision for the current Valuation Period.

         Net Investment Factor. The net investment factor is an index used to measure the investment performance of an Investment Subdivision from one Valuation Period to the next. The net investment factor reflects the change in the net asset value of each share of the Fund held in the Investment Subdivision from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Investment Subdivision. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Investment Subdivision, is taken into account.

DEATH BENEFITS

         As long as the Policy remains in force, we will pay the death benefit upon receipt at our Home Office of satisfactory proof of the Insured's death. See "Requesting Payments." The death benefit will be paid to the Beneficiary.

         Amount of Death Benefit Payable. The amount of death benefit payable equals the Life Insurance Proceeds determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental death benefits provided by rider, minus any Policy Debt on that date and, if the date of death occurred during a grace period, minus the premium that would have been required to keep the Policy in force. Under certain circumstances, the amount of the death benefit payable may be further adjusted. See "OTHER POLICY PROVISIONS -- Incontestability" and "Misstatement of Age or Sex."

         Death Benefit Options. Under Option A, the Life Insurance Proceeds equals the greater of (1) the Specified Amount plus the Account Value, or (2) the applicable corridor percentage of the Account Value as determined using the table of percentages shown below. Under Option B, the Life Insurance Proceeds equals the greater of (1) the Specified Amount, or (2) the applicable corridor percentage of the Account Value as determined using the table of percentages shown below. Under both options, the Specified Amount and Account Value are determined on the date of the Insured's death. The percentage is 250% to Age 40 and declines thereafter as the Insured's Attained Age increases. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.

           ----------------------------------------------------------------------------------------------------------------------
                      Table of Percentages of Account Value
           ----------------------------------------------------------------------------------------------------------------------
                                   Corridor                              Corridor                                  Corridor
             Attained Age         Percentage        Attained Age        Percentage          Attained Age          Percentage
             ------------         ----------        ------------        ----------          ------------          ----------
                 0-40                250%                54                157%                  68                  117%
                  41                 243%                55                150%                  69                  116%
                  42                 236%                56                146%                  70                  115%
                  43                 229%                57                142%                  71                  113%
                  44                 222%                58                138%                  72                  111%
                  45                 215%                59                134%                  73                  109%
                  46                 209%                60                130%                  74                  107%
                  47                 203%                61                128%                75 - 90               105%
                  48                 197%                62                126%                  91                  104%
                  49                 191%                63                124%                  92                  103%
                  50                 185%                64                122%                  93                  102%
                  51                 178%                65                120%                  94+                 101%
                  52                 171%                66                119%
                  53                 164%                67                118%
           ------------------ ------------------- ----------------- -------------------- -------------------- -------------------

         Under Option A, the Life Insurance Proceeds will vary directly with the investment performance of the Account Value. Under Option B, the Life Insurance Proceeds ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount. To see how and when investment performance may begin to affect the Life Insurance Proceeds, please see the hypothetical illustrations below.

         Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. You may change the Death Benefit Option on your Policy subject to the following rules. Each change must be submitted by written request received by our Home Office. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy schedule pages reflecting the new Death Benefit Option and the effective date of the change. If you request a change from Option A to Option B, the Specified Amount will be increased by the Account Value on the effective date of the increase. If you request a change from Option B to Option A, the Specified Amount after the change will be decreased by the Account Value on the effective date of the change. A change in Death Benefit Option will affect the cost of insurance charges.

         Accelerated Benefit Rider. Provided the Accelerated Benefit Rider to the Policy is approved in your state, you may elect an accelerated benefit if the Insured is terminally ill. For purposes of determining if an accelerated benefit is available, terminal illness is defined as a medical condition resulting from bodily injury, or disease, or both: (1) which has been diagnosed by a licensed physician; (2) which diagnosis is supported by clinical, radiological, laboratory or other evidence which is satisfactory to us; and (3) which a licensed physician certifies is expected to result in death within 12 months from the date of such certification. Any request for payment of an accelerated benefit must be in a form satisfactory to us, and any payment of an accelerated benefit requires satisfactory proof of a terminal illness and is subject to our administrative procedures as well as the conditions set forth in the Accelerated Benefit Rider.

         The accelerated benefit available under the Accelerated Benefit Rider equals the Eligible Proceeds: (1) discounted for the life expectancy of the Insured at the rate of interest charged for Policy loans;(2) less the product of the ratio of the Eligible Proceeds to the Total Proceeds and the amount of the single premium required to keep the Policy in effect for the life expectancy of the Insured assuming current cost of insurance rates, current expense charges, and the interest rate stated; and (3) less the product of the ratio of the Eligible Proceeds to the Total Proceeds and the Policy Debt on the date of the accelerated benefit payment.

         If the Eligible Proceeds are equal to the Life Insurance Proceeds otherwise payable on the death of the Insured, then payment of the accelerated benefit will result in termination of all insurance coverage on the life of the Insured and any insurance coverage under the Policy and riders on any other named insured will be treated as if the Insured had died. If the Eligible Proceeds are less than the Life Insurance Proceeds otherwise payable on the death of the Insured, then the Policy will continue with the Specified Amount, Account Value, Policy Debt and any additional term rider coverage on such Insured reduced by the ratio of Eligible Proceeds to Total Proceeds. We will waive any surrender charge for the resulting decrease in Specified Amount as well as the minimum Specified Amount requirement under the Policy. Other rider benefits will continue without reduction.

         Effect of Partial Surrenders on Life Insurance Proceeds. A partial surrender will reduce both the Account Value and the Life Insurance Proceeds by the amount of the partial surrender. We will not permit partial surrenders during the first Policy Year if Death Benefit Option B is in effect.

         Change in Existing Coverage. After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. To make a change, you must send a written request and the Policy to our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance. See "Monthly Deduction" and Cost of Insurance." In addition, any change in the Specified Amount affects the maximum premium limitation. If decreases in the Specified Amount cause the premiums to exceed new lower limitations required by federal tax law, the excess will be withdrawn from Account Value and refunded so that the Policy will continue to meet these requirements. The Account Value so withdrawn and refunded will be withdrawn from each Investment Subdivision in the same proportion that the Account Value in that Investment Subdivision bears to the total Account Value in all Investment Subdivisions under the Policy at the time of the withdrawal (i.e. on a pro-rata basis).

         Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date the request is received. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum
Specified Amount for the Policy when it was issued. A decrease may cause a surrender charge to be assessed and may require a payment to you of excess Account Value.

         To apply for an increase, you must complete a supplemental application and submit evidence of insurability satisfactory to us. Any approved increase will become effective on the date shown in the supplemental policy data page. An increase will not become effective, however, if the Policy's Surrender Value is insufficient to cover the monthly deduction for the Policy Month following the increase.

         If there is an increase in Specified Amount, there will be a one-time charge (per increase) of $1.50 per $1,000 of increase to cover underwriting and administrative costs associated with the increase. This charge will be included in the monthly deduction for the month the decrease becomes effective. This charge will never exceed $300 per increase.

         A  change  in  the  existing   insurance  coverage  may  have  federal
tax consequences. See "TAX CONSIDERATIONS."

         Changing the Beneficiary. If the right is reserved, the Beneficiary may also be changed during the Insured's life. To make a change, send a written request to our Home Office. The request and the change must be in a form satisfactory to us and must actually be received by us. The change will take effect as of the date you signed the request.

LOAN BENEFITS

         You may borrow up to 90% of the difference between (1) your Account Value at the end of the Valuation Period during which the loan request is received, and (2) any surrender charges on the date of the loan. See "Requesting Payments." Requests for Policy loans may be made in writing or by telephone. See "REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS." Outstanding Policy Debt, including accrued interest, reduces the amount available for new loans.

         When a loan is made, an amount equal to the loan proceeds is transferred from the Account Value in Separate Account II to our General Account and is held as "collateral" for the loan. If you do not direct an allocation for this transfer when requesting the loan we will make it on a pro-rata basis. When a loan is repaid, an amount equal to the repayment is transferred from our General Account to Separate Account II and allocated as you direct when submitting the repayment. If you provide no direction, the amount will be allocated in accordance with your standing instructions for Net Premium allocations.

          A portion of Policy loans taken or existing on or after the Preferred Loan Availability Date (as shown on the Policy data pages) will be designated as Preferred Policy Debt. In Policy Years 11 through 20, Preferred Policy Debt will be that portion of Policy Debt which equals the difference between the Account Value and the sum of all premium payments made. After the 20th Policy Year, Preferred Policy Debt will be that portion of Policy Debt which equals 130% of the difference between the Account Value and the sum of all premium payments made. We redetermine the amount of Preferred Policy Debt each Policy Month. We currently intend to credit interest at an annual rate of 6% to that portion of Account Value transferred to the General Account which is equal to Preferred Policy Debt. We reserve the right to change, at our sole discretion, the rate of interest credited to the amount of Account Value transferred to the General Account and guarantee that Preferred Policy Debt will earn at least a minimum annual interest rate of 4%. An annual rate of 4% is and will be credited to that portion of Account Value transferred to the General Account which exceeds Preferred Policy Debt.

         Interest. We will charge interest daily on any outstanding Policy loan at an effective annual rate of 6%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, interest accrued since the last Policy Anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Policy Debt. Interest transferred out of Separate Account II will be transferred from each Investment Subdivision on a pro-rata basis.

         Repayment of Policy Debt. You may repay all or part of your Policy Debt at any time while the Insured is living and the Policy is in force. Any payments by you other than planned periodic premiums will be treated first as the repayment of any outstanding Policy Debt. The portion of the payment in excess of any outstanding Policy Debt will be treated as an unscheduled premium payment. We will first apply any repayment to reduce the portion of Policy Debt that is not Preferred Policy Debt. Loan repayments must be sent to our Home Office and will be credited as of the date received. A Policy loan repayment is not treated as a premium payment and is not subject to the current 8% premium charge.

         Effect of Policy Loan. A Policy loan, whether or not repaid, will affect Policy values over time because the investment results of the Investment Subdivisions will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Subdivisions while the Policy loan is outstanding, the effect could be favorable or unfavorable. Policy loans, particularly if not repaid, could make it more likely than otherwise for a Policy to terminate. See "Tax Considerations," below, for a discussion of adverse tax consequences if a Policy lapses with Policy loans outstanding. If the death benefit becomes payable while there is an outstanding Policy loan, Policy Debt will be deducted from the Life Insurance Proceeds. If Policy Debt exceeds the Account Value less any applicable surrender charge on any Monthly Anniversary Day and the Continuation Period is not in effect, the Policy will lapse without payment of a required loan payment. During the Continuation Period, if Policy Debt on any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charge, and the Net Total Premium is less than the Continuation Amount, your Policy will lapse without payment of a required loan payment. In either event, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required loan payment.

SURRENDER BENEFITS

         Full Surrender. You may surrender your Policy at any time for its Surrender Value. See "Requesting Payments." A surrender charge may apply. See "Schedule of Surrender Charge." Your Policy will terminate and cease to be in force if it is surrendered for a lump sum. It cannot later be reinstated.

         Partial  Surrender.  You may make partial surrenders under your Policy.
See "Requesting Payments." Requests for partial surrenders may be made in writing or by telephone. See "REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS." The minimum partial surrender amount is $500. A partial surrender processing fee equal to the lesser of $25 or 2% of the amount surrendered will be assessed for a partial surrender. The amount of a partial surrender will equal the amount requested for surrender plus the partial surrender processing fee. When you request a partial surrender, you can direct how the partial surrender will be deducted from your Account Value. If you provide no directions, the partial surrender will be deducted from your Account Value in the Investment Subdivisions on a pro-rata basis.

HYPOTHETICAL ILLUSTRATIONS

         The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Account Values, Surrender Values and Life Insurance Proceeds payable under a Policy covering an Insured of a given Age on the Policy Date, would vary over time. The illustrations assume planned premiums were paid annually and the return on the assets in the Investment Subdivisions were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges. The values reflect the deduction of all Policy and Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

         The illustrations assume an average annual expense ratio of .82% of the average daily net assets of the Funds available under the Policies, based on the estimated expense ratios of each of the Funds for the first year of operations. For information on Fund expenses, see the prospectus for the Funds accompanying this prospectus. The illustrations also take into account the charge by Life of Virginia to an Investment Subdivision for assuming mortality and expense risks, made daily at an annual rate of .70% of the net assets of the Investment Subdivision. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12%, correspond to approximate net annual rates of -1.52%, 4.48% and 10.48%, respectively.

         The illustrations also reflect the monthly deduction for the hypothetical Insured. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account II and assume no Policy Debt or charges for supplemental benefits.

         The illustrations are based on our sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 65                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1)  $14,300



                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit


 1           15,015           0        9,752     250,000           0       10,441     250,000          42       11,132     250,000
 2           30,781       8,183       19,273     250,000      10,190       21,280     250,000      12,285       23,375     250,000
 3           47,335      17,367       28,457     250,000      21,343       32,433     250,000      25,665       36,755     250,000
 4           64,717      26,213       37,303     250,000      32,837       43,927     250,000      40,337       51,427     250,000
 5           82,967      34,723       45,813     250,000      44,704       55,794     250,000      56,485       67,575     250,000

 6          102,131      44,418       54,401     250,000      58,494       68,477     250,000      75,820       85,803     250,000
 7          122,252      54,173       63,046     250,000      73,133       82,005     250,000      97,474      106,347     250,000
 8          143,380      64,128       71,890     250,000      88,798       96,561     250,000     121,839      129,602     250,000
 9          165,564      74,267       80,922     250,000     105,528      112,183     250,000     149,206      155,861     250,000
 10         188,857      84,647       90,192     250,000     123,417      128,962     250,000     179,929      185,474     250,000

 15         324,002     127,941      127,941     250,000     225,177      225,177     250,000     390,898      390,898     410,443
 20         496,485     156,165      156,165     250,000     351,154      351,154     368,711     724,064      724,064     760,267

 25         716,622     179,916      179,916     250,000     503,260      503,260     528,423   1,258,519    1,258,519   1,321,445
 30         997,579     204,316      204,316     250,000     692,567      692,567     699,493   2,132,639    2,132,639   2,153,965
 35       1,356,159     236,598      236,598     250,000     932,636      932,636     941,962   3,582,227    3,582,227   3,618,049



(1) The values illustrated assume the planned premium of $ 14,300 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option A                   Premium (Payable Annually) (1)  $13,100




                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit

  1         13,755       6,851       10,979     260,979       7,545       11,673     261,673       8,240       12,367     262,367
  2         28,198      17,711       21,838     271,838      19,790       23,918     273,918      21,954       26,082     276,082
  3         43,363      28,343       32,471     282,471      32,520       36,648     286,648      37,040       41,167     291,167
  4         59,286      38,746       42,874     292,874      45,750       49,877     299,877      53,634       57,762     307,762
  5         76,005      48,917       53,044     303,044      59,496       63,623     313,623      71,889       76,016     326,016

  6         93,560      59,280       62,993     312,993      74,202       77,915     327,915      92,399       96,112     346,112
  7        111,993      69,416       72,716     322,716      89,471       92,771     342,771     114,935      118,235     368,235
  8        131,348      79,312       82,199     332,199     105,310      108,197     358,197     139,691      142,579     392,579
  9        151,670      88,969       91,444     341,444     121,742      124,217     374,217     166,899      169,374     419,374
  10       173,009      98,370      100,433     350,433     138,774      140,836     390,836     196,792      198,855     448,855

  15       296,813     143,948      143,948     393,948     236,440      236,440     486,440     400,341      400,341     650,341
  20       454,822     182,648      182,648     432,648     353,709      353,709     603,709     730,078      730,078     980,078

  25       656,486     213,756      213,756     463,756     494,325      494,325     744,325   1,266,753    1,266,753   1,516,753
  30       913,866     234,834      234,834     484,834     660,510      660,510     910,510   2,140,109    2,140,109   2,390,109
  35     1,242,356     242,798      242,798     492,798     854,246      854,246   1,104,246   3,563,223    3,563,223   3,813,223



(1) The values illustrated assume the planned premium of $ 13,100 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                         Initial Specified Amount      $250,000
Preferred Nonsmoker Underwriting Risk     Initial Premium and Planned
Death Benefit Option B                    Premium (Payable Annually) (1)  $5,000



                       0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
        Premiums       Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of  Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy  At 5% Interest Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
        Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                         Value       Value      Benefit    Value        Value     Benefit      Value         Value       Benefit

  1          5,250           0        3,444     250,000           0        3,683     250,000           0        3,921       250,000
  2         10,763       2,691        6,818     250,000       3,385        7,513     250,000       4,110        8,237       250,000
  3         16,551       5,957       10,084     250,000       7,331       11,458     250,000       8,822       12,949       250,000
  4         22,628       9,112       13,240     250,000      11,394       15,522     250,000      13,972       18,100       250,000
  5         29,010      12,152       16,280     250,000      15,575       19,702     250,000      19,602       23,730       250,000

  6         35,710      15,490       19,202     250,000      20,292       24,004     250,000      26,179       29,891       250,000
  7         42,746      18,695       21,995     250,000      25,121       28,421     250,000      33,332       36,632       250,000
  8         50,133      21,759       24,646     250,000      30,059       32,946     250,000      41,119       44,007       250,000
  9         57,889      24,671       27,146     250,000      35,103       37,578     250,000      49,607       52,082       250,000
  10        66,034      27,417       29,480     250,000      40,244       42,306     250,000      58,864       60,926       250,000

  15       113,287      38,265       38,265     250,000      67,331       67,331     250,000     120,214      120,214       250,000
  20       173,596      40,531       40,531     250,000      94,237       94,237     250,000     219,200      219,200       267,424

  25       250,567      31,572       31,572     250,000     121,926      121,926     250,000     381,841      381,841       442,935
  30       348,804         982          982     250,000     149,501      149,501     250,000     643,713      643,713       688,773
  35       474,182      *           *            *          176,248      176,248     250,000   1,070,546    1,070,546     1,124,073

* Premium in addition to the planned premium is required to keep policy in effect.

(1) The values illustrated assume the planned premium of $ 5,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                       Initial Specified Amount        $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1)    $5,000



                        0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
          Premiums      Gross Annual Investment            Gross Annual Investment              Gross Annual Investment
End of   Accumulated    Return with Guaranteed             Return with Guaranteed               Return with Guaranteed
Policy  At 5% Interest  Cost of Insurance Rate (2)(3)      Cost of Insurance Rates (2)(3)       Cost of Insurance Rates (2)(3)
          Per Year       Surrender    Account      Death     Surrender    Account      Death       Surrender     Account     Death
                           Value       Value       Benefit    Value        Value       Benefit      Value         Value      Benefit
 1        5,250           0          3,652     250,000           0        3,899     250,000          20        4,148       250,000
 2       10,763         3,180        7,308     250,000       3,909        8,037     250,000       4,669        8,796       250,000
 3       16,551         6,733       10,860     250,000       8,184       12,312     250,000       9,758       13,885       250,000
 4       22,628        10,179       14,307     250,000      12,600       16,728     250,000      15,332       19,460       250,000
 5       29,010        13,516       17,644     250,000      17,160       21,288     250,000      21,442       25,569       250,000

 6       35,710        17,168       20,881     250,000      22,296       26,008     250,000      28,570       32,282       250,000
 7       42,746        20,715       24,015     250,000      27,594       30,894     250,000      36,363       39,663       250,000
 8       50,133        24,147       27,035     250,000      33,052       35,940     250,000      44,887       47,775       250,000
 9       57,889        27,464       29,939     250,000      38,680       41,155     250,000      54,226       56,701       250,000
 10      66,034        30,652       32,714     250,000      44,473       46,536     250,000      64,460       66,523       250,000

 15     113,287        46,680       46,680     250,000      78,306       78,306     250,000     135,069      135,069       250,000
 20     173,596        58,711       58,711     250,000     117,894      117,894     250,000     250,176      250,176       305,214

 25     250,567        66,682       66,682     250,000     166,542      166,542     250,000     438,686      438,686       508,876
 30     348,804        68,756       68,756     250,000     228,496      228,496     250,000     746,464      746,464       798,716
 35     474,182        62,087       62,087     250,000     308,446      308,446     323,869   1,251,768    1,251,768     1,314,357


(1) The values illustrated assume the planned premium of $ 5,000 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 55                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1)   $8,300




                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates   (2)(3)   Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates      (2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit
   1            8,715           0        5,287     250,000           0        5,670     250,000           0        6,053     250,000
   2           17,866       3,563       10,378     250,000       4,663       11,478     250,000       5,812       12,627     250,000
   3           27,474       8,419       15,234     250,000      10,578       17,393     250,000      12,927       19,742     250,000
   4           37,563      13,034       19,849     250,000      16,600       23,415     250,000      20,642       27,457     250,000
   5           48,156      17,389       24,204     250,000      22,719       29,534     250,000      29,014       35,829     250,000

   6           59,279      22,152       28,285     250,000      29,609       35,741     250,000      38,794       44,927     250,000
   7           70,958      26,622       32,072     250,000      36,579       42,029     250,000      49,383       54,833     250,000
   8           83,220      30,766       35,536     250,000      43,611       48,381     250,000      60,866       65,636     250,000
   9           96,097      34,556       38,644     250,000      50,690       54,777     250,000      73,351       77,439     250,000
   10         109,616      37,950       41,358     250,000      57,792       61,200     250,000      86,963       90,370     250,000

   15         188,057      47,881       47,881     250,000      93,506       93,506     250,000     179,263      179,263     250,000
   20         288,170      36,194       36,194     250,000     125,018      125,018     250,000     336,081      336,081     359,606

   25         415,942      *           *            *          153,747      153,747     250,000     592,946      592,946     622,593
   30         579,015      *           *            *          181,231      181,231     250,000     997,714      997,714   1,047,600
   35         787,141      *           *            *          214,647      214,647     250,000   1,617,056    1,617,056   1,697,909

* Premium in addition to the planned premium is required to keep policy in effect.

(1) The values illustrated assume the planned premium of $ 8,300 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 55                         Initial Specified Amount      $250,000
Preferred Nonsmoker Underwriting Risk     Initial Premium and Planned
Death Benefit Option B                    Premium (Payable Annually) (1)  $8,300



                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit

  1          8,715           0        5,815     250,000           0        6,219     250,000           0        6,624     250,000
  2         17,866       4,719       11,534     250,000       5,897       12,712     250,000       7,127       13,942     250,000
  3         27,474      10,227       17,042     250,000      12,562       19,377     250,000      15,098       21,913     250,000
  4         37,563      15,521       22,336     250,000      19,404       26,219     250,000      23,794       30,609     250,000
  5         48,156      20,595       27,410     250,000      26,427       33,242     250,000      33,296       40,111     250,000

  6         59,279      26,326       32,458     250,000      34,521       40,653     250,000      44,580       50,712     250,000
  7         70,958      32,056       37,506     250,000      43,048       48,498     250,000      57,112       62,562     250,000
  8         83,220      37,800       42,570     250,000      52,045       56,815     250,000      71,047       75,817     250,000
  9         96,097      43,586       47,673     250,000      61,563       65,651     250,000      86,567       90,655     250,000
  10       109,616      49,441       52,849     250,000      71,654       75,061     250,000     103,866      107,274     250,000

  15       188,057      74,679       74,679     250,000     127,121      127,121     250,000     221,514      221,514     256,957
  20       288,170      89,793       89,793     250,000     191,904      191,904     250,000     412,093      412,093     440,939

  25       415,942      97,322       97,322     250,000     278,410      278,410     292,331     724,804      724,804     761,044
  30       579,015      92,373       92,373     250,000     385,750      385,750     405,038   1,231,120    1,231,120   1,292,676
  35       787,141      63,516       63,516     250,000     514,911      514,911     540,657   2,043,163    2,043,163   2,145,321



(1) The values illustrated assume the planned premium of $ 8,300 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 65                         Initial Specified Amount      $250,000
Preferred Nonsmoker Underwriting Risk     Initial Premium and Planned
Death Benefit Option B                    Premium (Payable Annually) (1) $14,300



                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit


   1         15,015           0        7,433     250,000           0        8,041     250,000           0        8,653     250,000
   2         30,781       3,318       14,408     250,000       5,017       16,107     250,000       6,798       17,888     250,000
   3         47,335       9,781       20,871     250,000      13,064       24,154     250,000      16,654       27,744     250,000
   4         64,717      15,719       26,809     250,000      21,091       32,181     250,000      27,221       38,311     250,000
   5         82,967      21,100       32,190     250,000      29,086       40,176     250,000      38,606       49,696     250,000

   6        102,131      26,975       36,957     250,000      38,122       48,105     250,000      52,023       62,006     250,000
   7        122,252      32,033       40,906     250,000      46,929       55,802     250,000      66,388       75,261     250,000
   8        143,380      36,419       44,182     250,000      55,679       63,441     250,000      82,077       89,839     250,000
   9        165,564      39,874       46,529     250,000      64,183       70,838     250,000      99,204      105,859     250,000
   10       188,857      42,265       47,810     250,000      72,386       77,931     250,000     118,091      123,636     250,000

   15       324,002      33,120       33,120     250,000     108,183      108,183     250,000     260,608      260,608     273,639
   20       496,485      *           *            *          123,879      123,879     250,000     502,039      502,039     527,141

   25       716,622      *           *            *           85,523       85,523     250,000     873,395      873,395     917,065
   30       997,579      *           *            *           *           *            *        1,470,013    1,470,013   1,484,713
   35     1,356,159      *           *            *           *           *            *        2,447,462    2,447,462   2,471,936

* Premium in addition to the planned premium is required to keep policy in effect.

(1) The values illustrated assume the planned premium of $ 14,300 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 65                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1)  $14,300



                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit

  1          15,015           0        9,752     250,000           0       10,441     250,000          42       11,132     250,000
  2          30,781       8,183       19,273     250,000      10,190       21,280     250,000      12,285       23,375     250,000
  3          47,335      17,367       28,457     250,000      21,343       32,433     250,000      25,665       36,755     250,000
  4          64,717      26,213       37,303     250,000      32,837       43,927     250,000      40,337       51,427     250,000
  5          82,967      34,723       45,813     250,000      44,704       55,794     250,000      56,485       67,575     250,000

  6         102,131      44,418       54,401     250,000      58,494       68,477     250,000      75,820       85,803     250,000
  7         122,252      54,173       63,046     250,000      73,133       82,005     250,000      97,474      106,347     250,000
  8         143,380      64,128       71,890     250,000      88,798       96,561     250,000     121,839      129,602     250,000
  9         165,564      74,267       80,922     250,000     105,528      112,183     250,000     149,206      155,861     250,000
  10        188,857      84,647       90,192     250,000     123,417      128,962     250,000     179,929      185,474     250,000

  15        324,002     127,941      127,941     250,000     225,177      225,177     250,000     390,898      390,898     410,443
  20        496,485     156,165      156,165     250,000     351,154      351,154     368,711     724,064      724,064     760,267

  25        716,622     179,916      179,916     250,000     503,260      503,260     528,423   1,258,519    1,258,519   1,321,445
  30        997,579     204,316      204,316     250,000     692,567      692,567     699,493   2,132,639    2,132,639   2,153,965
  35      1,356,159     236,598      236,598     250,000     932,636      932,636     941,962   3,582,227    3,582,227   3,618,049



(1) The values illustrated assume the planned premium of $ 14,300 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 75                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1)  $25,800



                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit

 1           27,090           0        8,673     250,000           0        9,639     250,000           0       10,614      250,000
 2           55,534       4,508       16,251     250,000       7,062       18,805     250,000       9,761       21,503      250,000
 3           85,401      10,910       22,653     250,000      15,702       27,444     250,000      21,006       32,748      250,000
 4          116,761      16,089       27,832     250,000      23,808       35,551     250,000      32,778       44,520      250,000
 5          149,689      19,930       31,672     250,000      31,330       43,072     250,000      45,267       57,009      250,000

 6          184,264      23,389       33,957     250,000      39,314       49,881     250,000      59,855       70,422      250,000
 7          220,567      24,970       34,362     250,000      46,390       55,782     250,000      75,637       85,030      250,000
 8          258,685      24,199       32,417     250,000      52,263       60,481     250,000      92,985      101,203      250,000
 9          298,710      20,425       27,470     250,000      56,531       63,576     250,000     112,461      119,506      250,000
 10         340,735      12,831       18,701     250,000      58,715       64,585     250,000     134,988      140,858      250,000

 15         584,563      *           *            *            5,216        5,216     250,000     341,793      341,793      358,882
 20         895,757      *           *            *           *           *            *          696,157      696,157      703,118

 25       1,292,927      *           *            *           *           *            *        1,273,161    1,273,161    1,285,892



* Premium in addition to the planned premium is required to keep policy in effect.

(1) The values illustrated assume the planned premium of $ 25,800 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 75                        Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk    Initial Premium and Planned
Death Benefit Option B                   Premium (Payable Annually) (1)  $25,800




                         0% Assumed Hypothetical            6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums      Gross Annual Investment            Gross Annual Investment             Gross Annual Investment
End of    Accumulated    Return with Guaranteed             Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest  Cost of Insurance Rates(2)(3)      Cost of Insurance Rates(2)(3)       Cost of Insurance Rates(2)(3)
           Per Year       Surrender    Account     Death     Surrender    Account    Death       Surrender     Account      Death
                           Value       Value       Benefit    Value        Value     Benefit      Value         Value       Benefit
 1          27,090       5,371       17,113     250,000       6,608       18,350     250,000       7,849       19,591       250,000
 2          55,534      22,174       33,917     250,000      25,784       37,526     250,000      29,555       41,297       250,000
 3          85,401      38,622       50,364     250,000      45,821       57,563     250,000      53,656       65,399       250,000
 4         116,761      54,785       66,528     250,000      66,891       78,634     250,000      80,628       92,370       250,000
 5         149,689      70,729       82,471     250,000      89,190      100,933     250,000     111,041      122,784       250,000

 6         184,264      88,262       98,829     250,000     114,621      125,189     250,000     147,184      157,752       250,000
 7         220,567     106,254      115,646     250,000     142,201      151,594     250,000     188,566      197,959       250,000
 8         258,685     124,737      132,955     250,000     172,114      180,331     250,000     235,908      244,125       256,331
 9         298,710     143,736      150,781     250,000     204,525      211,570     250,000     288,308      295,353       310,120
 10        340,735     163,271      169,141     250,000     239,488      245,358     257,626     346,015      351,885       369,479

 15        584,563     261,768      261,768     274,856     434,619      434,619     456,350     729,798      729,798       766,288
 20        895,757     351,449      351,449     354,964     667,944      667,944     674,624   1,344,670    1,344,670     1,358,116

 25      1,292,927     436,726      436,726     441,093     962,517      962,517     972,143   2,363,625    2,363,625     2,387,261





(1) The values illustrated assume the planned premium of $ 25,800 is paid at the beginning of each Policy year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS

         Requesting Payments. Written requests for payment (except for telephone requests) must be sent to our Home Office or given to our authorized agent for forwarding to our Home Office. We will ordinarily pay any Life Insurance Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Life Insurance Proceeds, which are determined as of the date of the Insured's death, the amount will be determined as of the date our Home Office receives all required documents. Life Insurance Proceeds may be paid in a lump sum or under an optional payment plan. See "Optional Payment Plans." Any Life Insurance Proceeds that are paid in one lump sum will include interest from the date of death to the date of payment. Interest will be paid at a rate set by us, or by law if greater. The minimum interest rate which will be paid is 2.5%. Interest will not be paid beyond one year or any longer time set by law. Life Insurance Proceeds will be reduced by any outstanding Policy Debt and any due and unpaid charges and increased by any benefits added by rider.

         We may delay making a payment or processing a transfer request if: (1) the disposal or valuation of Separate Account II's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect our Policy Owners. We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

         Telephone Transactions. You may make certain requests under the Policy by telephone provided we have your written authorization on file at the Home Office. These include requests for transfers, partial surrenders, Policy loans, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions.

OTHER POLICY BENEFITS AND PROVISIONS

         Exchange Privilege. During the first 24 Policy Months, you may convert the Policy to a permanent fixed benefit policy. If you object to a material change in the investment policy of Separate Account II or the Investment Subdivisions, you may also convert the Policy to a permanent fixed benefit policy within 60 days after the change. In either case, you may elect either the same death benefit or the same net amount at risk as the existing Policy at the time of conversion. Premiums will be based on the same Age at issue and risk classification of the Insured as the existing Policy. The conversion will be subject to an equitable adjustment in payments and Account Value to reflect variances, if any, in the payments and Account Value under the existing Policy and the new policy. See your Policy for further information.

         Optional Payment Plans. The Policy currently offers the following five optional payment plans as alternatives to the payment of a death benefit or Surrender Value in a lump sum:

         Plan 1 - Income for a Fixed Period. Periodic payments will be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly.

         Plan 2 - Life Income. Equal monthly payments will be made for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15 or 20 years.

         Plan 3 - Income of a Definite Amount. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly.

         Plan 4 - Interest Income. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen.

         Plan 5 - Joint Life and Survivor Income. Equal monthly payments will be made to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin.

         An optional payment plan can be selected in the application or by notifying us in writing at our Home Office. Any amount left with us for payment under an optional payment plan will be transferred to our general account. Payments under an optional payment plan will not vary with the investment performance of Separate Account II because they are all forms of fixed-benefit annuities. See "Tax Treatment of Policy Proceeds." Certain conditions and restrictions apply to payments received under an optional payment plan. For further information, review your Policy or contact an authorized Life of Virginia agent.

         Other Policy Provisions. The Policy contains provisions addressing the following matters:

         Dividends. The Policy is non-participating. No dividends will be paid on the Policy.

         Incontestability. The Policy limits our right to contest the Policy as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy Date or effective date of the increase. This provision does not apply to riders that provide disability benefits.

         Suicide Exclusion. If the Insured commits suicide while sane or insane, within two years of the Policy Date, Life Insurance Proceeds payable under the Policy will be limited to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

         If the Insured commits suicide while sane or insane, more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, the proceeds payable with respect to the increase will be limited to the cost of insurance applied to the increase.

         Misstatement of Age or Sex. Life Insurance Proceeds will be adjusted if the Insured's Age or sex has been misstated in the application.

         Written Notice. Any written notice should be sent to us at our Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The notice should include the Policy number and the Insured's full name. Any notice sent by us to you will be sent to the address shown in the application unless an appropriate address change form has been filed with us.

         Owner.  You have rights in the Policy during the Insured's lifetime.
If you die before the Insured and there is no contingent Owner, ownership passes to your estate.

         Beneficiary. You designate the Primary Beneficiaries and Contingent Beneficiaries when you apply for the Policy. If changed, the Primary Beneficiary and Contingent Beneficiary is as shown in the latest change filed with us. One or more Primary Beneficiaries or Contingent Beneficiaries may be named in the application. In such a case, the proceeds will be paid in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

         Unless an optional payment plan is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the Primary Beneficiary(ies). If the Primary Beneficiary(ies) dies before the Insured, the proceeds will be paid to the Contingent Beneficiary(ies). If no Beneficiary(ies) survives the Insured, the proceeds will be paid to you or your estate.

         Reinstatement. If the Policy has not been surrendered, the Policy may be reinstated within three years after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

         Trustee. If a trustee is named as the Owner or Beneficiary of the Policy and subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

         Other Changes. At any time we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of Separate Account II conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of Separate Account II, if allowed by the Policy. Only the President or a Vice-President of Life of Virginia has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by such officer to be valid.

         Reports. We maintain records and accounts of all transactions involving the Policy, Separate Account II and Policy Debt. Within 30 days after each Policy Anniversary, you will be sent a report showing information about your Policy for the period covered by the report. The report will show the amount of Life Insurance Proceeds, the Account Value in each Investment Subdivision, the Surrender Value and Policy Debt. The report will also show premiums paid and charges made during the Policy Year. You will also be sent an annual and a semi-annual report for each Fund underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

         Change of Owner. You may change the Owner of the Policy by sending a written request on a form satisfactory to us to our Home Office while the Insured is alive and the Policy is in force. The change will take effect the date you sign the written request, but the change will not affect any action we have taken before we receive the written request. A change of Owner does not change the Beneficiary designation.

         Supplemental Benefits. Supplemental benefits are available and may be added to your Policy by rider. Monthly charges for these benefits will be deducted from your Account Value as part of the monthly deduction. See "Monthly Deduction." Examples of these supplemental benefits include term insurance on a spouse or children, additional death benefits if the insured dies in an accident, and waiver of either the monthly deduction or a stipulated amount if the Insured becomes disabled as defined in the rider. Additional rules and limits apply to these supplemental benefits. Please ask your authorized Life of Virginia agent for further information or contact our Home Office.

         Using the Policy as Collateral. The Policy can be assigned as collateral security. We must be notified in writing if you assign the Policy. Any payments made before the assignment and recorded at our Home Office will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

         Reinsurance. We intend to reinsure a portion of the risks assumed under the Policies.

LIFE OF VIRGINIA

         The Life Insurance Company of Virginia. We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We are principally engaged in the offering of life insurance and annuity policies and rank among the 25 largest stock life insurance companies in the United States in terms of business in force. We are admitted to do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230.

         Eighty percent of our capital stock is owned by General Electric Capital Assurance Corporation ("GE Capital Assurance"). The remaining 20% is owned by GE Financial Assurance Holdings, Inc. GE Capital Assurance. and GE Financial Assurance Holdings, Inc. are indirectly wholly-owned subsidiaries of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. GE Capital's ultimate parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large electric power generation equipment.

         State Regulation. We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. An annual statement is filed with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of Separate Account II and certifies their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia at least every five years.

         We are also subject to the insurance laws and regulation of other states within which it is licensed to operate.

         Executive Officers and Directors. We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.

Name and Position(s)
With Life of Virginia*              Principal Occupations Last Five Years

Ronald V. Dolan* Director, Chairman of the Board, Life of Virginia since 1997; President and Chief Executive Officer of First Colony Life Insurance Company 1992-1997; President, First Colony Corporation since 1985.

Selwyn L. Flournoy, Jr.*            Director, Life of Virginia since 5/89;
                                    Senior Vice President, Life of Virginia, since 1980. Chief Financial Officer since
                                    1980.

Linda L. Lanam*                     Director, Life of Virginia,  since
                                    2/93; Senior Vice President since 1997; Vice
                                    President  and  Senior   Counsel,   Life  of
                                    Virginia, since 1989; Corporate Secretary for Life of Virginia and for a number of Life of Virginia affiliates, since 1992.

Robert D. Chinn* Director, Life of Virginia since 1997; Senior Vice President - Agency, Life of Virginia, since 1/92; Vice President, Life of Virginia, since 1985.

Elliott Rosenthal Senior Vice President - Investment Products since 1997; Vice President and Senior Investment Actuary, 1/95 - 4/97; Investment Actuary, 1/82 - 2/95.

Victor C. Moses                     Director, Life of Virginia, since 5/96.
                                    Director of GNA since April 1994.  Senior
                                    Vice President, Business Development, and
                                    Chief Actuary of GNA since Mary 1993. Senior
                                    Vice President and Chief Financial Officer of GNA, 1991-1993. Vice President and Chief
                                    Actuary of GNA, 1983-1991.  Senior Vice
                                    President, Controller and Treasurer GNA
                                    Investors Trust, 1992-1993.

Geoffrey S. Stiff                   Director, Life of Virginia, since 5/96.
                                    Director of GNA since April 1994.  Senior
                                    Vice President, Chief Financial Officer and
                                    Treasurer  of  GNA  since  May  1993.   Vice
                                    President,   Chief  Financial   Officer  and
                                    Director    of     Employers     Reinsurance
                                    Corporation 1987-1993.Senior Vice President,
                                    Controller  and  Treasurer of GNA  Investors
                                    Trust since 1993.
----------------------------------------------------------------
* Messrs. Dolan, Flournoy, Chinn and Ms. Lanam are members of our Executive Committee.

  The principal business address of each person listed, unless otherwise indicated, is The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, Virginia 23230.

  The principal business address for Mr. Dolan and Mr. Stiff is First Colony Life Insurance Company, 700 Main Street, Post Office 1280, Lynchburg, VA 24505-1280.

 The principal business address for Mr. Moses is GNA Corporation, Two Union Square, 601 Union Street, Seattle, WA 98101.

         Separate Account II. Separate Account II was established by us as a separate investment account on August 21, 1986. Separate Account II currently has thirty-four Investment Subdivisions available under the Policy, but that number may change in the future. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the nine Funds described above. Net Premiums are allocated in accordance with your instructions among up to seven of the thirty-four Investment Subdivisions available under the Policy.

         The assets of Separate Account II belong to us. Nonetheless, the assets in Separate Account II attributable to the Policies are not chargeable with liabilities arising out of any other business which we may conduct. The assets of Separate Account II shall, however, be available to cover the liabilities of our General Account to the extent that the assets of Separate Account II exceed its liabilities arising under the Policies supported by it. Income and both realized and unrealized gains or losses from the assets of Separate Account II are credited to or charged against Separate Account II without regard to the income, gains or losses arising out of any other business we may conduct.

         Separate Account II is registered with the SEC as a unit investment trust under the 1940 Act and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account II by the SEC.

         Changes to Separate Account II. Separate Account II may include other Investment Subdivisions that are not available under the Policy and are not otherwise discussed in this prospectus. We may substitute another investment subdivision or insurance company separate account under the Policy if, in our judgment, investment in a Investment Subdivision should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another investment subdivision or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

         We may also, where permitted by law: (1) create new separate  accounts;
(2) combine separate accounts, including Separate Account II; (3) add new Investment Subdivisions or remove Investment Subdivisions from Separate Account II; (4) make the Investment Subdivisions available under other policies we issue; (5) deregister Separate Account II under the 1940 Act; and (6) operate Separate Account II under the direction of committee or in another form.

         Voting of Fund Shares. We are the legal owner of shares held by the Investment Subdivisions and as such have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Investment Subdivisions at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Account Value in the Investment Subdivisions. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds, we will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by an Investment Subdivision for which no timely instructions are received will be voted by us in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so. We may, if required by state insurance officials, disregard your voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that we reasonably disapprove of such changes in accordance with applicable federal regulations. If we ever disregard voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

TAX CONSIDERATIONS

The following discussion is general and is not intended as tax advice.

         Tax Status of the Policy. The Code, in section 7702, establishes a statutory definition of life insurance for tax purposes. We believe that the Policy meets the statutory definition of life insurance, which places limitations on the amount of premiums that may be paid. If the Specified Amount of a Policy is increased or decreased, the applicable premium limitation may change. In the case of a decrease in the Specified Amount, a partial surrender, a change from Option A to Option B, or any other such change that reduces benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to you in order for the Policy to continue complying with section 7702 definitional limitations on premiums and cash values, certain amounts prescribed in section 7702 which are so distributed will be includable in your ordinary income (to the extent of any gain in the Policy). Such income inclusion will also occur, in certain circumstances, with respect to cash distributions made in anticipation of reductions in benefits under the Policy.

         The Code (section 817(h)) and regulations promulgated thereunder by the Secretary of the Treasury (the "Treasury") prescribe diversification standards for the investments of Separate Account II which must be met in order for the Policy to be treated as a life insurance contract for federal tax purposes. Separate Account II, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury. Although we do not control the Funds, we have entered into agreements regarding participation in the Funds which require the Funds to be operated in compliance with the requirements prescribed by the Treasury. Thus, we believe that Separate Account II will be treated as adequately diversified for federal tax purposes.

         In certain circumstances, variable contract owners may be considered the owners, for federal tax purposes, of the assets of the separate account used to support such contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owners' gross income annually as earned. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has announced, in connection with the issuance of regulations concerning diversification requirements, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset [i.e. separate] account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement also stated that guidance would be issued by the way of regulation or published rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets."

         The ownership rights under the Policy are similar to, but different in certain respects from, those present in situations addressed by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of more Funds to which to allocate premiums and cash values and may be able to reallocate more frequently than in such rulings. These differences could result in you being considered, under the standard of those rulings, the owner of the assets of Separate Account II. To ascertain the tax treatment of our policyowners, we have requested, with regard to a policy similar to this Policy, a ruling from the Service that we, and not our policyowners, are the owner of the assets of the separate account there involved for federal income tax purposes. The Service informed us that it will not rule on the request until issuance of the promised guidance referred to in the preceding paragraph. Because we do not know what standards will be set forth in the regulations or revenue rulings which the Treasury has stated it expects to issue, we have reserved the right to modify our practices to attempt to prevent you from being considered the owner of the assets of Separate Account II.

         Frequently, if the Service or the Treasury sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the Service or the Treasury were to issue regulations or a ruling which treated you as the owner of the assets of Separate Account II, that treatment might only apply on a prospective basis. However, if the ruling or regulations were not considered to set forth a new position, you might be retroactively determined to be the owner of a portion of the assets of Separate Account II for tax purposes.

         The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

         Tax Treatment of Policy Proceeds. The Policies should receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the Life Insurance Proceeds payable under either benefit option are excludable from the gross income of the Beneficiary under section 101 of the Code, and you will not be deemed to be in constructive receipt of the Surrender Value under a Policy until actual surrender. If proceeds payable upon death of the Insured are paid under optional payment Plan 4 (interest income), the interest payments will be includable in the Beneficiary's income. If proceeds payable on death are applied under optional payment plan 3 and the Beneficiary is at an advanced age at such time, such as age 80 or older, it is possible that payments would be treated in a manner similar to that under Plan 4. If the proceeds payable upon death of the Insured are paid under one of the other optional payment plans, the payments will be prorated between amounts attributable to the death benefit which will be excludable from the Beneficiary's income and amounts attributable to interest which will be includable in the Beneficiary's income. In the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution will be taxed in whole or in part as ordinary income (to the extent of gain in the Policy). See discussion above, "Tax Status of the Policy."

         For an Insured who survived beyond the end of the Commissioners' 1980 Standard Ordinary Mortality Table, there may be a question about taxation of death benefit proceeds and constructive receipt. Because we continue to charge for the insurance risk beyond age 100, we believe that the proceeds will continue to be protected from taxation. Therefore, we have no current plans to withhold or report taxes in this situation.

         Except as noted below, a loan received under a Policy will be treated as your indebtedness, so that no part of any loan under a Policy will constitute income to you so long as the Policy remains in force, and a partial surrender under a Policy will not constitute income except to the extent it exceeds the total premiums paid for the Policy (reduced by any amounts previously withdrawn which were not treated as income). However, with respect to the portion of any loan that is attributable to cash value in excess of the total premium payments under the Policy, it is possible that the Service could treat you as being in receipt of certain amounts of income.

         Generally, interest paid on loans under a Policy will not be tax deductible, except in the case of certain loans under a Policy covering a "key person." A tax adviser should be consulted before taking any policy loan.

         The right to exchange the Policy for a permanent fixed benefit policy (see "Exchange Privilege" ), the right to change Owners (see "Change of Owner"), the provision for surrenders, the right to change from one death benefit option to another, and other changes reducing future death benefits may have tax consequences depending on the circumstances of such exchange, change or surrender. Upon complete surrender, if the amount received plus the Policy Debt exceeds the total premiums paid (less any amounts treated as previously withdrawn by you), the excess generally will be treated as ordinary income.

         Federal  estate and state and local estate,  inheritance  and other tax
consequences   of  ownership  or  receipt  of  Policy  proceeds  depend  on  the circumstances of each Owner or Beneficiary.

         Tax Treatment of Policy Loans and Other Distributions. The Technical Miscellaneous Revenue Act of 1988 (TAMRA) includes the following provisions, which affect the taxation of distributions (other than proceeds paid at the death of the insured) from life insurance contracts:

          1. If premiums are paid more rapidly than the rate defined by a "7-Pay Test," the Policy will be classified as a "modified endowment contract." This test applies a cumulative limit on the amount of payments that can be made into a Policy in order to avoid modified endowment contract treatment.

          2. Any Policy received in exchange for a policy classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether it meets the 7-Pay Test.

          3.    Loans  (including   unpaid  interest   thereon)  from  a  Policy
                classified as a modified endowment contract will be considered distributions.

          4. Distributions (including partial surrenders, loans and loan interest, assignments and pledges) from a Policy classified as a modified endowment contract will be taxed first as distributions of income from the Policy (to the extent that the cash value of the Policy, before reduction by any surrender charge or loan, exceeds the total premiums paid less any previous untaxed withdrawals), and then as a non-taxable recovery of premium.

          5. A penalty tax of 10% will be imposed on distributions includable in income (including complete and partial surrenders, loans and loan interest, assignments and pledges) from a Policy classified as a modified endowment contract, unless such distributions are made (1) after you attain age 59 1/2, (2) because you have become disabled, or (3) as substantially equal annuity payments over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary).

         In order to avoid classification as a modified endowment contract, a Policy must not have been issued in exchange for a modified endowment contract, and premiums paid under the Policy must not be paid more rapidly than the 7-Pay Test allows. We will provide you guidance as to the amount of premium payments that may be paid if you wish to avoid treatment of the Policy as a modified endowment contract.

         Additionally, all life insurance contracts which are treated as modified endowment contracts and which are issued by us or any of our affiliates with the same person designated as the owner within the same calendar year will be aggregated and treated as one contract for purposes of determining any tax on distributions.

         The provisions of TAMRA are complex and are open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding increases or decreases in or additions to coverage or distributions from your Policy.

         Taxation of Life of Virginia. Because of our current status under the Code, we do not expect to incur any Federal income tax liability that would be chargeable to Separate Account II. Based upon this expectation, no charge is being made currently to Separate Account II for Federal income taxes. If, however, we determine that such taxes may be incurred, we may assess a charge for those taxes from Separate Account II.

         We may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account II may be made.

         Income Tax Withholding. Generally, unless you provide us with a written election to the contrary before a distribution is made, we are required to withhold income taxes from any portion of the money received by you upon surrender of the Policy (and if the Policy is a modified endowment contract, upon a partial surrender or a Policy loan). If you request that no taxes be withheld, or if we do not withhold a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability. You may, therefore, want to consult a tax advisor.

The foregoing discussion is general and is not intended as tax advice.

         Other Considerations. Any person concerned about these tax implications should consult a competent tax advisor. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Service. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

         In 1983, the Supreme Court held in Arizona Governing Committee v. Norris, that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy contains guaranteed cost of insurance rates and guaranteed purchase rates for certain settlement options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.


 ADDITIONAL INFORMATION

     Sale of Policies. The Policies will be sold by our licensed life insurance agents who are also registered representatives of Capital Brokerage Corporation Securities Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Capital Brokerage Corporation, a Virginia Corporation, located at 6610 W. Broad Street, Richmond, Virginia 23230, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation also serves as principal underwriter for other variable life insurance and variable annuity policies issued by us. However, no amounts have been retained by Capital Brokerage Corporation for acting as principal underwriter of these other policies.

         Our writing agents will receive commissions based on a commission schedule and rules. First-year commissions depend on the Insured's Age, risk class, and the size of the policy. In the first Policy Year, the agent will receive a commission of up to 95% of the maximum commissionable premium plus up to 5% of premiums paid in excess of the maximum commissionable premium. In renewal years, the agent receives up to 8.5% of the premiums paid. A trail commission equal to an annual rate of 0.25% of Account Value may be paid on Policies.

         Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

         Litigation. No legal or administrative proceeding is pending that would have a material effect upon Separate Account II.

         Legal Matters. The legal matters in connection with the Policy described in this prospectus have been passed on by J. Neil McMurdie, Associate
Counsel and Assistant Vice President of Life of Virginia.   Sutherland, Asbill &
Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

         Experts.

         KPMG Peat Marwick LLP. The consolidated balance sheet of The Life Insurance Company of Virginia and subsidiary as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the nine months ended December 31, 1996 and the preacquisition three months period ended March 31, 1996, and the Statement of Assets and Liabilities of Life of Virginia Separate Account II as of December 31, 1996 and the related statements of operations and changes in net assets for the year or period then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

         Ernst & Young LLP. The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 and the statements of operations and statements of changes in net assets of Life of Virginia Separate Account II for each of the two years or periods ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         Actuarial Matters. Actuarial matters included in this prospectus have been examined by Bruce E. Booker, an actuary of Life of Virginia, whose opinion is filed as an exhibit to the registration statement.

         Change in Auditors. Subsequent to the acquisition of us by GNA Corporation on April 1, 1996, we selected KPMG Peat Marwick LLP to be our auditor. Accordingly, our principal auditor has changed for the year ending December 31, 1996, from Ernst & Young LLP, to KPMG Peat Marwick LLP. The former auditors were dismissed and KPMG Peat Marwick LLP was retained because KPMG Peat Marwick LLP is the auditor for GE Capital, the indirect parent of GNA Corporation. This change of auditors was approved by the members of our Board of Directors.

         Neither KPMG Peat Marwick LLP's nor Ernst & Young LLP's reports on the financial statements contains any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty or audit scope. Furthermore, there were no disagreements with either on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

         Financial Statements. The consolidated financial statements of Life of Virginia and subsidiaries included herein should be distinguished from the financial statements of Separate Account II and should be considered only as bearing on our ability to meet our obligations under the Policies. Such consolidated financial statements of Life of Virginia and subsidiaries should not be considered as bearing on the investment performance of the assets held in Separate Account II.


               FINANCIALS TO BE ADDED BY PRE-EFFECTIVE AMENDMENT


                                     Part II

                                OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

         The Life Insurance Company of Virginia's By-laws provide, in Article V,
Section 5, for indemnification of directors, officers and employees of the Company.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         Life of Virginia hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Life of Virginia.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

         The facing sheet.
         The prospectus consisting of ___ pages. The undertaking to file reports. The Rule 484 undertaking. Representation pursuant to Section 26(e)(2)(A).
         The Signatures.
         Written consents of the following persons:

         (a)      J. Neil McMurdie

         (b)      Messrs. Sutherland, Asbill & Brennan LLP

         (c) Bruce E. Booker, F.S.A.

         (d)      KPMG Peat Marwick LLP

         (e)      Ernst & Young LLP

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(1)(a) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Separate Account II.1/

(1)(b) Resolution of the Board of Directors of Life of Virginia authorizing the addition of Investment Subdivisions to Separate Account II.1/

(1)(c) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Fidelity Variable Insurance Products Fund II Asset Manager Portfolio and Neuberger and Berman Advisers Management Trust Balanced Portfolio.1/

(1)(d) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of Janus Aspen Series, Growth Portfolio, Aggressive Growth Portfolio and Worldwide Growth Portfolio.3/

(1)(e) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Utility Fund of the Investment Management Series.4/

(1)(f) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the Corporate Bond Fund of the Insurance Management Series and the Contrafund Portfolio of the Variable Insurance Products Fund II.4/

(1)(g) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of four additional Investment Subdivisions of Separate Account II which invest in shares of the Alger American Growth Portfolio and the Alger American Small Capitalization Portfolio of The Alger American Fund, and the Balanced Portfolio and Flexible Income Portfolio of the Janus Aspen Series.6/

(1)(h) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account 4 investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series. 7/

(1)(i) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Growth and Income Portfolio and Growth Opportunities Portfolio of Variable Insurance Products Fund III; Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc.; and Global Income Fund and Value Equity Fund of GE Investments Funds, Inc.8/

(1)(j) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Capital Appreciation Portfolio of Janus Aspen Series.8/

1A(2)             Not Applicable

1A(3)(a)          Underwriting Agreement1/

1A(3)(a)(i)       Underwriting Agreement dated April 2, 1996, between The Life
                  Insurance Company of Virginia and Fourth Financial Securities
                  Corporation.7/

1A(3)(a)(ii)      Underwriting Agreement dated December 12, 1997 between The
                  Life Insurance Company of Virginia and Capital Brokerage
                  Corporation.

1A(3)(b)          Selling Agreement1/

1A(3)(b)(i)       Broker-Dealer Sales Agreement

1A(4)             Not Applicable

1A(5)             Policy Form, Commonwealth Four.10/

1A(5)(a)          Endorsement to policy
                  (a)   Accelerated Benefit Rider
                  (b)   Disability Benefit Rider 9/
                  (c)   Disability Benefit Rider 9/
                  (d)  Insurance  Rider  for  Additional  Insured  Person 9/ (e)
                  Children's Insurance Rider 9/ (f) Accidental Death Benefit Rider 9/ (g) Guarantee Account Rider 9/ (h) Unisex Rider 9/
                  (i) Unit Value Endorsement 9/

1A(6)(a)          Articles of Incorporation of The Life Insurance Company of
                  Virginia 1/

1A(6)(b)          By-Laws of The Life Insurance Company of Virginia 1/

1A(7)             Not Applicable

1A(8)(a)          Stock Sale Agreement 1/

1A(8)(a)(i)       Amendment to Stock Sale Agreement between The Life Insurance
                  Company of Virginia and Life of Virginia Series Fund, Inc.1/

1A(8)(b) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia.7/

1A(8)(b)(i)       Amendment to Participation Agreement among Variable Insurance
                  Products Fund, Fidelity Distributors Corporation, and The Life
                  Insurance Company of Virginia.7/

1A(8)(b)(ii)      Participation Agreement among Variable Insurance Products
                  Fund, Fidelity Distributors Corporation, and The Life
                  Insurance Company of Virginia.1/

1A(8)(c) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The
                  Life Insurance Company of Virginia.1/

1A(8)(d) Amendment to the Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia.1/

1A(8)(e) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia.1/

1A(8)(f) Sales Agreement between Advisers Management Trust and The Life Insurance Company of Virginia.1/

1A(8)(g) Amendment to Sales Agreement between Advisers Management Trust and The Life Insurance Company of Virginia.1/

1A(8)(h) Fund Participation Agreement between Janus Aspen Series and The Life Insurance Company of Virginia.3/

1A(8)(i) Fund Participation Agreement between Insurance Management Series, Federated Securities Corporation, and The Life Insurance Company of Virginia.4/

1A(8)(j) Fund Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia.6/

1A(8)(k) Fund Participation Agreement between Variable Insurance Products Fund III and The Life Insurance Company of Virginia.8/

1A(8)(l) Fund Participation Agreement between PBHG Insurance Series Fund, Inc., and The Life Insurance Company of Virginia.8/

1A(9)             Administrative Agreement1/

1A(10)            Application for Commonwealth Four Policy1/

2                 See Exhibit 1(A)5

3(a)              Opinion and Consent of Counsel 11/

3(b)              Consent of Messrs. Sutherland, Asbill & Brennan LLP 11/

3(c)              Consent of KPMG Peat Marwick LLP 11/

3(d)              Consent of Ernst & Young LLP 11/

4                 Not Applicable

5                 Not Applicable

6                 Opinion and Consent of Bruce E. Booker, Actuary. 11/

7 Memorandum describing Life of Virginia's Issuance, Transfer, Redemption and Exchange Procedures for the Policies.

8 Undertaking to Guarantee performance of obligations of principal underwriter.1/

9                 Power of Attorney2/
                  Power of Attorney dated April 2, 1996.7/ Power of Attorney dated April 16, 1997.8/
--------------------
1. Filed April 24, 1992 with Post-Effective Amendment Number 7 to Forms S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

2. Filed April 30, 1993 with Post-Effective Amendment Number 8 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

3. Filed April 29, 1994 with Post-Effective Amendment Number 9 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

4. Filed January 3, 1995 with Post-Effective Amendment Number 10 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

5. Filed April 28, 1995 with Post-Effective Amendment Number 11 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

6. Filed September 28, 1995 with Post-Effective Amendment Number 12 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

7. Filed May 1, 1996 with Post-Effective Amendment Number 13 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

8. Filed May 1, 1997 with Post-Effective Amendment Number 14 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-965 1

9. Filed November 18, 1997 with Pre-Effective Amendment No. 1 to Form S-6 for Life of Virginia Separate Account II, Registration Number 333-32071.

10. Filed November 25, 1997 with initial filing to Form S-6 for Life of Virginia Separate Account II, Registration Number 333-41031

11.    To be Filed by Pre-Effective Amendment

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Life of Virginia Separate Account II has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia, on the 20th day of February, 1998.


Life of Virginia Separate Account II

(Seal) The Life Insurance Company of Virginia
                  (Depositor)


Attest: /s/LAURA C. DEUSEBIO

By:_/s/SELWYN L. FLOURNOY, JR.
     Selwyn L. Flournoy, Jr.
     Senior Vice President


         Pursuant to the requirements of the Securities Act of 1933, The Life Insurance Company of Virginia certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia on the 20TH day of February, 1998.

(Seal) The Life Insurance Company of Virginia


Attest: /s/LAURA C. DEUSEBIO

By:/s/SELWYN L. FLOURNOY, JR.
     Selwyn L. Flournoy, Jr.
     Senior Vice President


         Given under my hand this 20TH day of February, 1998 in the City/County of Henrico, Commonwealth of Virginia.


                                         /s/LAURA C, DEUSEBIO
                                              Notary Public

My Commission Expires January 31, 2000

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature                                       Title                                      Date


/s/RONALD V. DOLAN
Ronald V. Dolan                        Director, Chairman of the Board                    2/18/98


/s/SELWYN L. FLOURNOY, JR.
Selwyn L. Flournoy, Jr.                Director, Senior Vice President                    2/18/98
                                       Chief Financial Officer

/s/LINDA L. LANAM
Linda L. Lanam                         Director, Senior Vice President                    2/18/98

/s/ROBERT D. CHINN
Robert D. Chinn                        Director, Senior Vice President                    2/18/98


/s/VICTOR C. MOSES
Victor C. Moses                        Director                                           2/18/98


/s/GEOFFREY S. STIFF
Geoffrey S. Stiff                      Director                                           2/18/98








By /s/SELWYN L. FLOURNOY, JR., pursuant to Power of Attorney executed on April 16, 1997.

                                  Exhibit List

1A(3)(a)(ii)   Underwriting Agreement dated December 12, 1997 between The Life
               Insurance Company of Virginia and Capital Brokerage Corporation

1A(3)(b)(i)    Broker-Dealer Sales Agreement

1A(5)(a)       Endorsement to Policy
               Accelerated Benefit Rider

7 Memorandum describing Life of Virginia's Issuance, Transfer Redemption and Exchange Procedure for the Policies